Exhibit 99.1

Prudential plc
Annual Review and Summary Financial Statement 2002

Our International Presence

Prudential plc’s strong mix of businesses around the world positions us well to benefit from the growth in customer demand for asset accumulation and income in retirement. Our international reach and diversity of earnings by geographic region and product will continue to give us a significant advantage.

Our commitment to the shareholders who own Prudential is to maximise the value over time of their investment. We do this by investing for the long term to develop and bring out the best in our people and our businesses to produce superior products and services, and hence superior financial returns. Our aim is to deliver top quartile performance among our international peer group in terms of total shareholder returns.

At Prudential our aim is lasting relationships with our customers and policyholders, through products and services that offer value for money and security. We also seek to enhance our Company’s reputation, built over 150 years, for integrity and for acting responsibly within society.

Contents
1	Group Financial Highlights	46	Achieved Profits Basis – Operating Profit
2	Chairman’s Statement		Before Amortisation of Goodwill
4	Group Chief Executive’s Review	47	Insurance New Business Premiums and
6	Business Review		Investment Product Contributions
14	Financial Review	48	Statutory Basis – Summary Consolidated
26	Corporate Responsibility Review		Profit and Loss Account
28	Board of Directors	49	Statutory Basis – Operating Profit Before
30	Summary Corporate Governance Report		Amortisation of Goodwill
32	Remuneration Report	50	Statutory Basis – Summary Consolidated
43	Summary Directors’ Report		Balance Sheet
43	Summary Financial Statement	51	Basis of Financial Reporting
44	Independent Auditors’ Statements	52	Shareholder Information
45	Achieved Profits Basis – Summary Results	ibc	How to Contact Us
	and Balance Sheet

Prudential at a Glance

	PRUDENTIAL	M&G INVESTMENTS
	Prudential is a leading life and pensions provider in the United Kingdom	M&G is Prudential's UK and European fund manager, responsible for managing over £112 billion of funds (as at December 2002). It is a leading fixed income manager with successful initiatives in project finance and securitised vehicles
History	1848 Prudential founded 1929 Group Pensions established 1997 Scottish Amicable acquired by Prudential 2002 Relaunch of the Prudential brand and launch of The Plan from the Pru	1931 Launched the first Unit Trust in the UK 1999 Acquired by Prudential 2001 International operations launched in Germany, Austria, Luxembourg and Italy 2002 M&G successfully converted its Unit Trust range to Open Ended Investment Companies (OEICs)
Operations and products	UK Products • Annuities • Corporate and Individual Pensions • With-profits Bonds • Savings and Investment Products • Prudential International – life assurance, savings and investment products Product Distribution Channels • Direct to customers (telephone, Internet and mail) • Intermediaries (IFAs, consulting actuaries, workplace, affinities and banks) Customers • Around seven million Europe Prudential Europe Vie, a single premium savings product, sold through local distribution partners in France	M&G offers a range of over 40 funds and invests in a wide range of assets including UK and international equities, fixed interest, property and private equity Retail products • Open Ended Investment Companies (OEICs) • Unit Trusts • Investment Trusts • Individual Savings Accounts (ISAs) • Personal Equity Plans (PEPs) Institutional Business • Segregated fixed interest, pooled pension funds, structured and private finance Customers • Over 938,000 unit holder accounts
Who and where?	Staff Over 6,900 Locations Stirling Reading Belfast London Dublin Paris Service centre in Mumbai opens in 2003	Staff 1,718 Locations London Chelmsford Berlin Cape Town Also part of M&G Prudential Property Investment Managers Ltd (Pru PIM) PPM Ventures Ltd PPM South Africa
Highlights	Total insurance sales **£6.1 billion** up 10% on 2001 excluding sales made through the Direct Sales Force	Gross retail fund inflows **£1.2 billion** up 11% on 2001
Further information	www.pru.co.uk www.prudential.fr Telephone: 0800 000 000	www.mandg.co.uk www.mandg-investments.de www.mandg-investments.at www.prupim.com www.ppmventures.com www.ppm-sa.com Customer helpline: 0800 389 8600 Independent Financial Adviser (IFA) helpline: 0800 328 3191 egg™

1998 Egg launched

2000 Initial Public Offering of just over a 20% share in Egg

2001 Egg achieved a break-even position

2002 International launch in France

- Banking
- Insurance
- Investments

Customers
2.6 million

Staff
2,475

Locations
United Kingdom
France

Operating income

£327 million

up 73% on 2001

www.egg.com
www.egg.fr

Telephone: 0207526 2500

Jackson National Life Insurance Company

JNL is a leading life insurance company in the United States, and has more than 1.5 million policies and contracts in force

1961 Started business in Jackson, Michigan

1986 Acquired by Prudential

1994 Entered the bank distribution channel, with the establishment of the Institutional Marketing Group

1998 Acquired First Federal Savings and Loan of San Bernardino (renamed Jackson Federal Bank)

2000 Prudential acquired IFC Holdings, further strengthening JNL's presence in the broker-dealer market

JNL offers fixed, indexed and variable annuities, term and permanent life insurance and stable value products

Markets products in 50 states and the District of Columbia (in the State of New York through Jackson National Life Insurance Company of New York) through independent agents, broker-dealers and financial institutions

JNL's investment portfolio manager, PPM America Inc., manages some US$62 billion of assets

Staff
2,700 (including US subsidiaries and affiliates)

Locations
Headquartered in Lansing, Michigan

Other locations
Denver, Colorado
Santa Monica, California
New York, New York
Purchase, New York
Brea, California
Atlanta, Georgia
Roseland, New Jersey
Tampa, Florida
Appleton, Wisconsin
Bismarck, North Dakota

Total insurance sales

£5.8 billion

up 24% on 2001

www.jnl.com

Telephone: 00 1 517 381 5500

PRUDENTIAL 英国保诚集团

Prudential Corporation Asia (PCA) is the leading European life insurer in Asia with 22 life and fund management operations in 12 countries. Across the region, PCA now has 11 operations with an estimated top five market share

1923 Established first Asian operation

1994 PCA regional office established to build a material Asian business

2002 PCA contributed 40% of Group new business achieved profit

PCA provides a comprehensive range of savings, protection and investment products tailored to the needs of each local market

PCA pioneered a unit linked product in Malaysia, Indonesia, the Philippines, Singapore and Taiwan

Currently, PCA has a network of over 89,000 agents serving four million customers around the region

Major strategic partnerships
- Bank of China International for Mandatory Provident Fund business in Hong Kong
- CITIC for life business in China (Guangzhou and Beijing)
- ICICI Ltd for life and mutual funds business in India
- Across the region PCA now has a total of 18 bancassurance agreements in 10 countries including Standard Chartered Bank in Hong Kong, Malaysia, Singapore, Taiwan and Thailand

Staff
Over 6,000

Locations
China
Hong Kong
India
Indonesia
Japan
Korea
Malaysia
The Philippines
Singapore
Taiwan
Thailand
Vietnam

Total insurance sales (APE)

£513 million

up 18% on 2001

www.prudentialasia.com

Telephone: 00 852 2918 6300

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Group Financial Highlights

Results Summary	2002		2001
	£m		£m

Achieved Profits Basis Results
UK Insurance Operations	526		620
M&G	71		75
Egg	(20)		(88)

UK Operations	577		607
US Operations	265		319
Prudential Asia	516		415
Prudential Europe	14		8
Other Income and Expenditure (including development expenses)	(223)		(178)

	1,149		1,171
UK re-engineering costs	(16)		(57)

Operating profit from continuing operations	1,133		1,114
Discontinued UK general business operations	–		72

Operating profit before amortisation of goodwill and exceptional items	1,133		1,186
Amortisation of goodwill	(98)		(95)
Short-term fluctuations in investment returns	(1,406)		(1,402)
Effect of change in economic assumptions	(467)		(482)
Merger break fee (net of related expenses)	–		338
Profit on sale of UK general business operations	355		–

Loss on ordinary activities before tax	(483)		(455)

Operating earnings per share	42.8	p	41.9	p

Shareholders' funds	£7.2	bn	£8.15	bn

Statutory Basis Results

Operating profit before amortisation of goodwill and exceptional items	432		622

Profit on ordinary activities before tax	484		385

Operating earnings per share	15.8	p	23.3	p

Shareholders' funds	£3.7	bn	£3.95	bn

Dividend Per Share	26.0	p	25.4	p

Insurance and Investment Funds under Management	£155	bn	£163	bn

Banking Deposit Balances under Management	£8.7	bn	£6.5	bn

Operating profit includes investment returns at the expected long-term rate of return but excludes amortisation of goodwill and the profit on sale of UK general business operations. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities includes these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this report.

This report may contain certain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market-related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Prudential and its affiliates operate. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements.

Prudential undertakes no obligation to update the forward-looking statements contained in this report or any other forward-looking statements we may make.

Prudential plc Annual Review and Summary Financial Statement 2002 1

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Chairman’s Statement

This is my first statement to shareholders as Chairman of Prudential.

Since joining the Company at the beginning of December, I have been impressed with the quality of businesses we have around the world. People often think of us as simply a UK life insurer with some overseas operations. The reality is that we are a major international financial services group with a strong franchise, excellent people and a strategy focused on delivering value for our shareholders and policyholders over the long-term. Seventy per cent of our new business achieved profit is now derived from overseas and our financial position is among the strongest in our peer group.

These factors enabled us to report total Group insurance and investment sales of £27.6 billion, an increase of 29 per cent, and an achieved basis operating profit of £1,133 million, up two per cent. These results were particularly pleasing as they were achieved against the background of some of the most challenging market conditions we have seen for many years. Clearly, we were not immune to these difficult economic and market conditions but our performance shows that we have built a good platform on which to continue delivering growth in the future. Jonathan Bloomer, Group Chief Executive, talks in more detail about our focus on delivering value in his review on the following pages of this Report. A commentary about our businesses in Asia, the United States and the United Kingdom can be found in the Business Review on pages 6 to 13.

The difficult market conditions affected our modified statutory profits which fell to £432 million. The main causes of this were the lower bonuses paid by the UK Life Assurance business and the credit losses arising in our US Assurance business. Turning to the issue of dividends, the Board announced a total dividend for 2002 of 26 pence, a small increase on the previous year. But, looking to the future, the Board has felt that it needed, given the uncertainty in capital markets, to retain flexibility and could not recommit to the policy of progressive dividend increases from the current level. We recognise that this has created uncertainty for shareholders and we will seek to address this when we reach the interim results in July.

Coming into the industry, one of the things on which I have spent time is the way life insurers in the United Kingdom report their financial results. In particular, people often ask why we present these in two different ways: modified statutory basis and achieved profits basis. Philip Broadley, Group Finance Director, talks about this in detail in his Financial Review later in this Report but I wanted to touch briefly on the issue here as it has a direct relationship with our focus on delivering value over the long term.

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We are required to account for our insurance business on the modified statutory basis (MSB) of reporting under UK accounting rules. In essence, this determines our statutory profit and reserves and is an indicator of the cashflow generated by continuing operations. What MSB does not do, however, is provide a measure of the value that is generated each year for shareholders by companies such as Prudential that write long-term insurance business, the profits from which arise over many years.

Therefore, along with our major UK-registered competitors, we also report our results on the achieved profits (AP) basis. This is designed to place a current value on the future projected cashflows that will emerge over time from business written to date and to reflect the business performance during the accounting period under review. As such, it provides an indicator of the value being added by today’s management in a given accounting period.

In good markets most attention concentrates on achieved profits performance; and in difficult markets more attention focuses on modified statutory profit. Long-term shareholders should look at both measures. I appreciate that it is frustrating for shareholders not to have one easy earnings performance measure; but life assurance is a long-term business and not easily captured by conventional accounting standards.

Looking to the long-term development of our business, one of our greatest assets is of course our staff. As I have visited some of our businesses around the world since joining the Group, I have been impressed with their professionalism and commitment and I would like to thank all of them for their considerable efforts.

During the year, there have been some changes to the Board. Sir Roger Hurn announced his intention to step down from the Board in April but agreed to stay on as Chairman until a successor had been identified and was in place. Sir Roger made a significant contribution to the development of the Company and I know that my colleagues on the Board are very grateful for the support, advice and guidance he gave over the three years he was with the Group.

In May, Bart Becht joined as a non-executive director. Bart, who is Chief Executive of Reckitt Benckiser plc, has a wealth of international experience and he has already made a valuable contribution to our discussions at the Board.

We have given thought in the Board to the Higgs ‘Review of the role and effectiveness of non-executive directors’, both as a major company in our own right and as investor in a very large number of UK listed companies. We are broadly supportive of the Review, although any attempt to define ‘Best Practice’ quickly brings to mind a number of successful companies that do not follow all of the principles outlined. There is no perfect governance model which suits every company at each stage of its development. For that reason we particularly welcome the approach of ‘comply or explain’; and our principal source of concern is that some may quickly seek to turn ‘comply or explain’ into ‘simply comply’.

We believe that further time and a fuller debate is required before some of the suggested changes to the Combined Code are made. It is important that there is no confusion as to where leadership and responsibility lie and some of the proposed changes, for example to the role of the senior independent director, need further thought.

Looking ahead, the industry faces many challenges in the current environment. However, I believe that there are significant opportunities for a company which, in addition to its brand and financial strength, has a significant presence internationally. I was delighted to be asked to take on the role of Chairman. I am cautious about the immediate outlook for the markets, but optimistic about the long-term outlook for Prudential.

Prudential plc Annual Review and Summary Financial Statement 2002 3

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Group Chief Executive’s Review

In recent years Prudential has undertaken a number of far-reaching initiatives which have resulted in a Group with a diversified range of international businesses and strong growth prospects. This strategy is evident in the Group’s results for 2002. The Group achieved significant increases in sales of insurance and investment products and at the same time it expanded its margin on new business.

Over the last few years we have developed and grown the Group significantly. We have expanded our Asian business, developed Egg and shareholder backed businesses in the UK and grown Jackson National in the US. In doing this we have managed the need for capital while recognising the importance of distributions to our shareholders.

2002 was a tough year, with market confidence being adversely affected by increased political risk and a deteriorating economic outlook. In February 2003, it was clear that stock markets around the world continued to be volatile and consumer confidence had deteriorated.

In this context, the Group continued to review its growth and cash flow plans. As in the past, we will invest for value, not simply for top line growth, and we will allocate capital to those areas of our business where we see the greatest value creation opportunities. We will therefore continue to invest in our businesses in Asia, where growth prospects remain high, while we expect to manage the level of business in the more mature markets of the US and UK to achieve a balance between value creation and capital consumption.

Focus on Sustainable Value
In 2002 we made good progress towards achieving our goal of doubling the intrinsic value of the Group over four years. One of the key measures of whether we are on track is new business achieved profits which, to double in four years, would need to compound at an annual growth of 19 per cent. In 2002 they grew by 15 per cent. While we believe that 2003 will be a particularly stretching year, our priority will be to continue to develop and deliver our strategy to build value across the Group.

The success of Prudential’s strategy is clear from the 2002 full-year results. Total Group insurance and investment sales were £27.6 billion, an increase of 29 per cent on 2001. On an annual premium equivalent (APE) basis insurance sales were up nine per cent to £1.9 billion, reflecting growth of 23 per cent and 18 per cent in the US and Asia respectively. Approximately 74 per cent of total Group sales came from outside the UK, demonstrating the benefits of the Group’s international diversification.

The results showed generally improving margins for new business as the Group continued to benefit from a focus on high-margin business. Margins in 2002 for the US increased from 35 per cent to 39 per cent and in Asia from 59 per cent to 60 per cent. In the UK, margins for long-term business declined slightly, moving from 30 per cent in 2001 to 29 per cent in 2002. Group new business achieved profit rose by 15 per cent in 2002 to £774 million.

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Building the Brand
The life industry in the United Kingdom is undergoing enormous change. The performance of the sector over the course of the year has been affected by concerns including capital adequacy and financial strength in declining equity markets, pressure on margins, and the uncertainty brought about by the various regulatory reviews being undertaken into the UK retail savings and pension industries.

Prudential’s Life Fund remains financially strong and we are well positioned as people place an increasing emphasis on financial strength and trusted brands when making decisions about their long-term savings and investments. Our focus is to grow our UK insurance operations by building the brand and developing our distribution capabilities through partnerships with banks and major companies as well as strong relationships with Independent Financial Advisers. We are also working to improve the service to our customers while at the same time reducing our cost base, delivering greater economies of scale, and ensuring that capital is deployed efficiently within the business.

Elsewhere in the UK, M&G’s market position, investment capabilities and brand strength make it one of the leading fund managers. In the difficult market conditions we witnessed during the year, the priority for the retail business has been to continue growing its market share as well as driving down costs through initiatives such as the outsourcing of administration services. On the institutional side, M&G continues to benefit from its competitive advantage in specialist fixed interest and private finance.

Egg continues to go from strength to strength. The UK business is now profitable as well as having almost 2.6 million customers and a five per cent market share of credit card balances. This is a strong performance considering the business was only launched just over four years ago. Egg has now also successfully launched the first stage of its international expansion in France.

Favourable Demographics
The long-term demographic trends in the US, an ageing population and increasing life expectancy, and a relatively low level of social security support for retirement savings, remain favourable for Jackson National Life (JNL) which, with its value-based approach, has positioned itself to take advantage of the opportunities.

In what is a very fragmented market with a huge number of players, JNL has developed into one of the leading life insurers in the US. However, instead of focusing on becoming a scale player purely in terms of size, it has a value-based definition of scale, meaning that it only seeks leading positions in segments of the market that it can serve profitably. This, together with a cost base below the industry average, modern and highly sophisticated IT systems, and diversified and flexible products and distribution, mean that JNL is positioned to benefit from growth in the US savings market.

Asia is one of the fastest-growing regions for savings in the world, with a combination of favourable demographic trends and increasing market liberalisation. In Prudential Corporation Asia (PCA), we have well-established life insurance and rapidly growing mutual fund operations across the region. Our focus has been to grow these businesses organically and supplement this growth with some small in-fill acquisitions such as the Korean mutual fund business we bought in the second half of 2002.

With 22 operations in 12 countries across the region, its multi-channel distribution capability, strong strategic partners, and customer-focused product expertise, PCA is very well placed to deliver profitable growth in the future.

Summary
This strong mix of businesses around the world positions us well for the future. We are currently experiencing some of the most volatile market conditions we have seen in decades, but we have a significant advantage in terms of our international reach, and our diversity of earnings. This will continue to be the case as we broaden our geographic presence, distribution channels and range of products.

We are confident that we are managing the business prudently in the current market environment and that we will preserve the Group’s strong competitive position and growth prospects for the benefit of all our shareholders.

Prudential plc Annual Review and Summary Financial Statement 2002 5

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Business Review
United Kingdom and Europe

UK Insurance Operations
UK insurance operations continued to implement its programme for change announced in November 2001: a clear and renewed focus on the brand; emphasis on profitable growth in the chosen product segments; broadening distribution; achieving a step reduction in operating costs; and preserving financial strength over the long term.

‘The Plan from the Pru’ was launched in September 2002 providing customers with a financial plan which guides people through the key financial stages of their lives.

Total new business achieved profit of £222 million was nine per cent lower than 2001 reflecting a revision to economic assumptions and the challenging UK market conditions.

In this market the focus has been on areas where Prudential is able to achieve the highest possible margin and return on capital. Using comparable economic assumptions, the UK insurance operations’ new business margin of 29 per cent is higher than the previous year. The strategic focus is on annuities, corporate pensions, with-profits bonds and Individual Savings Accounts. The UK insurance operations recorded a like-for-like 10 per cent increase in total sales on the previous year as a result of strong sales of bulk and individual annuities throughout 2002.

Successful marketing campaigns and an effective pricing policy helped the business to achieve a significant increase in sales of single premium individual annuities for the year, which were up 39 per cent to £1.76 billion. Single premium bulk annuities also performed well with a 23 per cent increase in total sales for the year to £710 million. The UK insurance operation has retained its position as a leading player in this market, winning the £389 million C&A pension scheme account in the final quarter of the year.

While corporate pension sales on an APE basis were down slightly on 2001, total sales were up 23 per cent, reflecting the move towards single premium products.

Life product sales were down on 2001 with total sales down five per cent and APE sales down eight per cent to £247 million. However, during 2002, the UK insurance operations maintained its position as a leading distributor of with-profits bonds through Independent Financial Advisers.

Prudential believes that with-profits continue to offer an attractive investment option for investors. It expects to remain one of the leading providers of with-profits policies in the future and is developing new products, which offer the advantages of a smoothed investment return, but with increased transparency.

In October 2002 Prudential entered the structured ISA market, launching the first offer of the Prudential Growth and Income Plan, sales of which were encouraging. A further series of offers are planned for 2003, the first of which was launched in January.

Prudential broadened its distribution during the year through a distribution agreement with Abbey National for an initial four-year period. This arrangement anticipates proposed changes to polarisation rules that will liberalise sales channels and allow banks to offer advice on other companies’ regulated

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products and will allow Prudential’s with-profits bonds to be made available for distribution through Abbey National’s extensive high street branch network. Pre-depolarisation, Prudential has entered into a similar distribution arrangement that will meet the current regulatory requirements, and will provide similar benefits. This arrangement was launched on 11 December 2002 and sales have been encouraging.

Since the year-end Prudential has announced a proposed distribution arrangement with Zurich Financial Services, which is expected to further broaden Prudential’s distribution, particularly of annuity products.

In November 2001 the Company announced a target for cost savings of £175 million by the end of 2004 and in July 2002 increased this target to £200 million. These savings arise from the creation of the single customer service organisation, the rationalisation of support services and a refocusing of IT investment. Of this amount, it is estimated that £65 million (on an achieved profit basis) will be attributable to shareholders. Good progress has been made and £130 million of savings were delivered in 2002 with an annualised value of £155 million. Prudential remains confident of achieving this important reduction in operating costs.

In September 2002 the Company announced plans to establish an offshore service centre in India to improve customer contact service and achieve additional cost savings. The new processing centre will be established in Mumbai and is now expected to be operational in 2003.

This initiative is expected to incur a restructuring charge of approximately £20 million. The current estimated impact on shareholders would be a charge of £5 million against achieved basis operating profit, spread over 2002 and the next two years. However, due to the creation of a lower-cost servicing centre, this charge will be offset by expected annual gross cost savings from 2006 of approximately £16 million, of which £4 million per annum will be attributable to shareholders.

As a result of the continuing depressed levels of world stock markets, bonuses were reduced on conventional and unitised with-profits policies in February 2003. This followed earlier reductions on unitised with-profits policies in September and December 2002. These actions were taken to protect the strong financial position of the with-profits fund and to protect the long-term interests of customers. 2002 was a turbulent year for global equity markets, with the FTSE 100 falling by 24.5 per cent during the year. However, the investment return on Prudential’s with-profits fund was negative 8.1 per cent in the year to 31 December 2002 reflecting its diversified investment mix.

In 2002, profits distributed from Prudential’s main with-profits fund amounted to £2.7 billion, of which £2.45 billion (90 per cent) was added to policies as bonuses, and £273 million (10 per cent) is available for distribution to shareholders.

We believe that the UK market for long-term savings will continue to be difficult in 2003. Prudential with its trusted brand and financial strength is well placed to compete strongly in this environment.

Prudential plc Annual Review and Summary Financial Statement 2002 7

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Business Review continued

United Kingdom and Europe continued

M&G
M&G is Prudential’s UK and European fund management business and has over £112 billion of funds under management, of which £94 billion relates to Prudential’s long-term business funds. These funds are invested in a wide range of assets, including UK and international equities, fixed income, property and private equity. M&G provides investment management services to both institutional and retail clients across a wide variety of products, including equities, fixed income, unit trusts, Open Ended Investment Companies, investment trusts and Individual Savings Accounts, as well as providing UK-based internal fund management services to the Prudential group. In the retail market, M&G is one of the UK’s top three fund managers in terms of assets under management as at 31 December 2002, according to figures published by the Investment Management Association (IMA).

Operating profit, excluding investment income, of £52 million was £2 million higher than 2001, a significant achievement in the context of depressed equity markets, where average market levels as represented by the FTSE All-Share were 17 per cent lower year on year. This reflects M&G’s diversified revenue streams and disciplined cost management. Operating profit was £71 million in 2002.

In its institutional business, M&G continued to leverage its position as an innovator in fixed income and private finance during 2002. The institutional fixed income business won £1.2 billion of net new mandates during the year, with an additional £0.4 billion of institutional money secured in 2002 but not yet received. A further £0.2 billion of institutional mandates were received via PPM South Africa. M&G’s private finance group’s successful initiatives in project finance and securitised vehicles raised a further £0.5 billion in net new fund inflows.

M&G’s management of the Prudential Assurance Company’s and Scottish Amicable’s long-term funds led to continued outperformance during 2002, generating a performance fee of £20 million, an increase of £1 million on 2001. Over three years, Prudential’s main with-profits fund has generated per annum returns 2.3 per cent higher than its strategic benchmark and 2.5 per cent higher than its competitor benchmark.

Despite prolonged market uncertainty throughout 2002, M&G’s gross retail fund inflows were up 11 per cent on the previous year and net fund inflows increased by 79 per cent.

The latest Investment Management Association figures show that M&G has continued to counter the industry trend by experiencing an increase in gross retail sales compared to a fall in sales across the industry as a whole. With its strong performance over a number of funds, M&G also increased its market share by nine per cent in the total retail market and 13 per cent in the PEP/ISA market. Market share of funds sold via intermediaries also increased significantly, by 12 per cent overall and by 27 per cent for PEPs and ISAs.

During the year, M&G continued to expand its international distribution capability and now has operations in Germany, Austria, Luxembourg and Italy. M&G International has continued to work closely on product strategy with Prudential Corporation Asia to generate fund inflows into M&G’s funds.

Following a review of its retail IT systems platform, M&G entered an agreement with International Financial Data Services (IFDS) in November 2002 to outsource all of M&G’s retail administration. This will deliver significant cost benefits and ensure M&G has the best IT systems platform to support its retail business. The migration will be completed towards the end of 2003.

M&G is a founder investor in CoFunds, the funds supermarket established to service financial intermediaries. At the end of 2002 CoFunds had in excess of £650 million in assets under administration.

M&G’s property and private equity arms, which primarily invest on behalf of the Prudential Assurance Company, also enjoyed a successful year. With over £11 billion invested in the property market, Prudential Property Investment Managers is the largest property manager in the UK. The property business made its first overseas investments and, in the face of continued difficult markets, the private equity business continued to build its international capabilities.

Egg
Egg plc is an innovative financial services company, providing a range of banking and financial services products through its internet site.

In 2002 it had another successful year with operating income up 73 per cent to £327 million (2001 £189 million). Pre-tax losses were reduced to £17 million from £88 million in 2001 and the total UK customer base increased by 610,000 to almost 2.6 million. Excluding the exceptional profit from the sale of 15 per cent of Funds Direct to Prudential, pre-tax losses of £20 million are included in the Prudential Group results.

In the UK, Egg delivered a profit of £35 million before tax (£76 million loss in 2001). It is growing customer numbers and revenues in an increasingly competitive marketplace, while at the same time reducing both unit operating costs and marketing acquisition costs. Net interest income increased by 54 per cent to £224 million for the period reflecting an increase in the UK net margin to 2.4 per cent (1.9 per cent). The margin improvement has largely resulted from changes to product pricing on Egg Card and the maturing of the book over the past year. Credit quality remains strong and Egg’s card portfolio continues to outperform the rest of the industry, in terms of lower arrears rates according to benchmarking studies.

Unsecured lending in the UK grew by £936 million leading to a balance of £3.3 billion (2001 £2.4 billion). Personal loans delivered record sales in 2002 with drawdowns of £829 million,

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up 98 per cent on 2001 (£419 million). Card balances grew to £2.3 billion by the year end (December 2001 £1.8 billion).

Other operating income increased by £60 million to £103 million primarily reflecting fees and commissions earned from the larger credit card book, and the reduction in cashback on the credit card. There has also been an increase in commissions earned from selling creditor insurance at the point of sale on personal loans. In 2003 Egg UK’s key strategic goals are to continue to maximise value from its unsecured lending business in what are expected to be challenging conditions.

Egg launched in France at the beginning of November and in the first two months 69,000 people applied for La Carte Egg of which it expects 27,000 to become customers. This gives a total customer base in France of approximately 90,000 following the selective migration of customers from the acquired Zebank portfolio. The French business incurred losses of £46.7 million (€72.4 million) in 2002. Of this loss, £14.0 million (€21.9 million) was spent on brand and marketing and £8.7 million (€13.6 million) on development.

In France, Egg intends to enhance and extend its product range in line with developing the business in this market, and the next major product will be a new loan account, which it plans to launch in the second quarter of 2003. It is targeting to have in the region of 250,000 to 300,000 customers in France by the end of 2003.

Egg remains committed to delivering long-term value to shareholders through building an international business of scale and leading the industry for innovation in financial services to the ultimate benefit of customers.

Prudential Europe
In early 2002 Prudential reviewed its strategy for the Prudential and Scottish Amicable branded long-term business within continental Europe. The review concluded that an organic strategy based on investment in the German and French markets would be unlikely to meet return on capital targets. Analysis indicated that the returns achievable from any available acquisition would be too low to justify the investment of capital.

As a consequence, in November 2002 Prudential agreed to sell its German life business to Canada Life Financial Corporation (Canada Life) for €129 million (£82 million). The sale was completed on 1 January 2003. Irish High Court approval for the transfer of the relevant life assurance policies to Canada Life is expected early in the second half of 2003. Prudential will continue to run its existing operations in France for value, but not push for growth.

APE insurance sales in 2002 were £29 million, 12 per cent ahead of the 2001 result.

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Business Review continued
United States

The US life industry faced another challenging year in 2002, with recession, the third year of a bear market and a crisis of confidence in corporate governance resulting in significant disruption to the capital markets. However, long-term demographic trends in the US remain favourable, and Jackson National Life’s (JNL’s) value-based approach and focus on business fundamentals has positioned it to take advantage of the opportunities that this environment presents.

JNL has strong product manufacturing and administrative capabilities, a low-cost and flexible infrastructure supported by proprietary technology, a relationship-driven distribution model and effective risk management and financial discipline.

These strengths have enabled JNL to deliver record sales of £5.8 billion in 2002, up 24 per cent on 2001. Record fixed annuity sales of £2.7 billion during the year were up 43 per cent on 2001. Variable annuity sales of £1.4 billion were up 77 per cent on 2001, despite continued volatility of equity markets in the US. As planned, sales of stable value products of £1.4 billion decreased by 16 per cent on 2001, reflecting JNL’s active management of its capital position during 2002, which will continue in 2003.

New business achieved profits rose to £234 million in 2002 from £167 million in 2001. This is due to a 23 per cent increase in APE sales, together with an increase in new business margins from 35 per cent to 39 per cent. Business in force achieved profits of £17 million in 2002 were adversely affected by net bond losses totalling £289 million, resulting in a £133 million charge against current year operating profits on a five-year averaging basis. These losses arose out of the challenging credit environment in the US and equated to one per cent of JNL’s total invested assets.

In 2002 JNL revamped its annuity product line in anticipation of the changing demands of its customers. The change proved successful, with 54 per cent of annuity sales generated by products introduced during 2002. In particular, 2002 saw the launch of JNL’s Perspective II annuity product. The design of Perspective II allows each investor to select and pay for only the features and benefits he or she wants. It was developed from concept to completion in just six months – highlighting JNL’s ability to adapt quickly to changing market conditions.

JNL retained its leading position in fixed annuity sales, ranking seventh in total individual fixed annuity sales for the year to date 30 September 2002. Since 1995, the company has continually diversified its product portfolio and now also has a leading position in variable annuity sales, ranking sixth in variable annuity net flows and 17th in variable annuity sales for the full year 2002. JNL also has a leading position in equity-indexed annuity (EIA) sales, ranking sixth for sales of EIAs for the year to date 30 September 2002.

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JNL’s low cost and flexible infrastructure together with its culture and the company’s realigned service and administrative capabilities contribute to its competitive advantage. JNL has a cost base that is well below the industry average.

The company has built its distribution network both organically and through small acquisitions. Traditionally, JNL has had a strong presence with independent insurance producers selling life insurance, fixed annuities and, more recently, equity-indexed annuities. In 1994, JNL entered the bank distribution channel and has seen very strong sales growth in that area. In 2002, JNL ranked seventh in the US for total annuity sales through banks and fifth in sales of fixed annuities through banks. In the mid-1990s, the company began offering variable annuities to independent broker-dealers, and now has a strong position in that channel. In addition, at the beginning of 2002, JNL launched a very successful marketing initiative targeting regional broker-dealers.

This year, JNL is launching Curian Capital LLC, a registered investment adviser providing a managed account fee-based brokerage application. This platform will enable advisers to manage clients’ assets more efficiently and economically, bringing a high net worth service to the mass market.

During 2002, JNL achieved a financial milestone, surpassing $50 billion in total assets (US GAAP), an increase of 75 per cent in just five and a half years. Looking ahead, JNL is focused on profitable new business in its retail markets, with its proven ability to offer the customer a variety of retirement products through multiple distribution channels.

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Business Review continued
Asia

Prudential Corporation Asia (PCA) continued to strengthen its position in 2002 as a leader in both the life insurance and mutual fund markets across the region. Based on preliminary estimates, PCA believes it ended 2002 with top five market shares in eight Asian life insurance markets, two mutual fund markets and Hong Kong’s Mandatory Provident Fund (MPF) market. This demonstrates its continuing success in building a very strong portfolio of businesses across the region.

The economic environment in 2002 was challenging, but PCA nevertheless delivered a very positive set of results for the year. Insurance sales on an APE basis were £513 million in 2002, up 18 per cent compared to 2001 and new business achieved profits (NBAP) of £307 million increased by 20 per cent. PCA’s average NBAP margin on APE insurance sales remained broadly constant at 60 per cent (59 per cent in 2001). Operating achieved profits before tax, head office expenses and minority interests, were £490 million, up 24 per cent from 2001, and modified statutory basis profits before tax, head office costs and minority interests, for the year were £62 million, up from £25 million in 2001.

PCA’s primary business is the manufacture and distribution of life insurance and medium and long-term savings products through agency and third-party distribution channels. A key driver of our success has been the rate at which it has been able to expand its agency force, and the productivity achieved by its agents. PCA now has 89,000 agents across Asia and regional teams ensure that quality training and best practice are applied consistently. The largest increases in agent numbers in 2002 have been in its recently established operations in Vietnam and India. During the year PCA also made significant progress in enhancing agent productivity through sales and product training programmes in many of its operations. Bancassurance, through distribution agreements with banks, has continued to provide a material source of new business. Across the region, PCA now has a total of 18 bancassurance agreements in 10 countries. Alternative distribution, which includes bancassurance, produced 21 per cent of insurance APE sales in 2002, compared with 17 per cent in 2001.

PCA’s success in markets across the region is in large part due to its product innovation, and its readiness to package and market products to meet specific customer needs. In 2002 PCA continued to leverage its regional leadership in capital efficient unit-linked products with successful launches in India, the Philippines and regular premium unit-linked products in Taiwan. Additionally, PCA LIFE Japan secured regulatory approval for variable annuity products, drawing on technical expertise developed in Jackson National Life in America. Working with JNL on product design and pre-launch preparations meant a successful launch in October 2002 was possible, very soon after regulatory approval was received.

Being a pioneer and leader in the introduction of capital efficient unit-linked life insurance remains a significant source of competitive advantage in both its established and newer markets: 30 per cent of PCA’s APE sales in 2002 came from unit-linked life products, up from 23 per cent in 2001.

PCA’s operations in Greater China achieved significant growth in 2002. In Hong Kong its market share on an APE basis for year-to-date 30 September 2002 was 10.4 per cent. Its joint venture with Bank of China International for Hong Kong’s MPF continues

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to grow well with Prudential’s funds under management up 51 per cent over 2001 to £136 million. In Taiwan, Prudential Life’s NBAP was up 91 per cent compared to 2001, while insurance APE sales were up seven per cent – the increased profitability reflecting the successful introduction of unit-linked products. In Guangzhou China, its joint venture with CITIC grew insurance APE sales by 39 per cent and it has recently secured a second licence in Beijing.

The focus of PCA’s South Asia operations continues to be its well-established market presence in Singapore and Malaysia. In 2002 PCA improved its position in both of these markets. In Malaysia for year to date 30 September 2002 it was number one for insurance APE sales for the first time, and in Singapore for year to date 30 September 2002 it was number two for the important regular premium market. In Singapore a new regulatory regime was introduced in late 2002. While the full impact of this will be known over time, PCA has thoroughly evaluated the potential outcomes and consequences and is well positioned to build upon its strong franchise in 2003 and beyond.

PCA has recently entered the very large and material North Asian markets of Japan and South Korea through the acquisition of small but operationally and financially sound local companies. There are clear plans in place to build significant and sustainably profitable operations over the long term in both countries. In 2002 very good progress was made with management teams being strengthened and the product ranges and pricing structures re-based. The focus is on building distribution and raising brand awareness.

In 2002, PCA continued to pursue its long-term strategy of building a complementary, material and profitable regional mutual fund business. Progress to date has been very encouraging with market-leading positions in India and Taiwan, growing operations in Japan, Singapore, Malaysia and Hong Kong and the recent acquisition of a mid-sized investment trust management company in the large South Korean market. As at 31 December 2002 total mutual funds under management have increased to £5.1 billion, up 59 per cent on last year, with strong net inflows of £1 billion.

As would be expected in the current economic environment the majority of the funds under management are in lower margin fixed income type products. This, coupled with ongoing investment in the development and start-up of this business, means net MSB profits from PCA’s mutual fund business are currently not material in the Group context.

During 2002 PCA undertook a comprehensive review of the region’s life and mutual fund markets and updated its strategy to optimise growth and profit prospects within a rigorous capital allocation framework. The long-term prospects for the region, and for PCA as a significant force in the market, remain very positive. Continued successful implementation of Prudential’s strategy should deliver material and sustained profitable growth in the years ahead.

PCA remains well positioned to participate in Asia’s outstanding long-term growth prospects. It has a strong track record of successful delivery and a robust business model firmly focused on building businesses in markets and sectors that combine scale opportunities with secure long-term profitability and very attractive returns on capital.

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Financial Review

Sales
Prudential has delivered strong growth in sales during 2002 with total Group insurance and investment sales reaching £27.6 billion, up 29 per cent on last year. Total new business inflows including renewal premiums reached £31.8 billion, 24 per cent ahead of last year.

Total sales of insurance and investment products from outside the UK represented 74 per cent of the Group total of £27.6 billion, reflecting the international diversification of the Group.

Total insurance sales increased 12 per cent to £12.8 billion. On the annual premium equivalent (APE) basis sales were up nine per cent to £1.9 billion, reflecting an 18 per cent growth in sales in Asia and an increase of 23 per cent at Jackson National Life (JNL).

Gross investment inflows increased 47 per cent to £14.8 billion. Net investment inflows were £1.4 billion, including net mutual fund sales in Asia of £1 billion.

Achieved Profits Basis Results
In reporting the result on the achieved profits basis Prudential includes the results of the Group’s long-term insurance business determined on this basis. These results are combined with the statutory basis results of the Group’s other operations, including investment and banking products and other non-insurance investment management business. Reference to operating profit relates to profit including investment returns at the expected long-term rate of return but excludes amortisation of goodwill, exceptional items, short term fluctuations in investment returns and the effect of changes in economic assumptions.

The achieved profits basis provides a realistic reflection of the performance of the Group’s long-term insurance operations. An explanation of the achieved profits basis of reporting is provided on pages 23 to 25. The modified statutory basis (MSB) profit narrative follows this achieved profits basis narrative.

The achieved profits basis results for long-term business are prepared in accordance with the ABI guidance for achieved profits reporting issued in December 2001. This guidance requires the economic assumptions used for the projection of cash flows to be on an ’active’ basis, that is primarily based on appropriate government bond returns at each period end. The effects of changed assumptions caused by movements in bond returns are reflected in the profit reported for the year to 31 December 2002.

The active basis is applied to the UK and the US operations, and those countries in Asia where there are well-developed government bond markets (Japan, Korea and US$ denominated business in Hong Kong). Assumptions in other Asian countries continued to be based on an assessment of long-term economic conditions as permitted by the guidance.

In the UK, the risk margin over the risk-free rate has been maintained at 2.6 per cent. In the US the 10 year Treasury bond rate has fallen by 1.2 percentage points, and the risk margin over the 10 year Treasury bond rate has been increased from 2.6 per cent to 3.1 per cent to reflect the recent volatility in JNL’s operating result.

In 2002 use of the active basis and these risk margins has resulted in a reduction in the risk discount rate applied to the UK and US operations from 7.7 per cent to 7.1 per cent and to 7.0 per cent

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respectively, and a reduction in the UK investment return assumption from 7.1 per cent to 6.6 per cent.

In Asia the weighted risk discount rate (determined by weighting each Asian country’s economic assumptions by reference to the achieved profits basis operating results for new business written in 2002) has fallen from 10.1 per cent in 2001 to 9.6 per cent in 2002. The discount rates used vary from 4 per cent to 22 per cent.

The overall impact on the Group achieved profit result for 2002 from the use of the revised economic assumptions compared to those used in the prior year has been to increase new business achieved profit (NBAP) by around £20 million and to reduce the in force operating result by around £110 million. Achieved profits basis shareholders’ funds are around £290 million lower than they would have been under the 2001 assumptions.

Total Achieved Operating Profit
Total achieved operating profit from continuing operations was £1,133 million, up two per cent from £1,114 million in 2001.

	2002 £m	2001 £m
Achieved profits basis results

Total long-term business	1,307	1,346

Development costs for long-term business	(34)	(48)

M&G	71	75

Egg (UK)	35	(76)

Egg (International and other)	(55)	(12)

	(20)	(88)

US broker dealer and fund management	14	16

Other income and expenditure	(189)	(130)

Underlying total operating profit	1,149	1,171

UK re-engineering costs	(16)	(57)

Operating profit from continuing operations	1,133	1,114

This result reflects a 15 per cent improvement in new business achieved profit from £673 million to £774 million offset by reduced in force profit down 21 per cent from £673 million to £533 million.

In addition, results from other continuing operations including development expenses and other shareholders’ income improved from a loss of £175 million in 2001 to a loss of £158 million, principally due to a much-reduced operating loss at Egg and lower development expenses, partially offset by an increase in other shareholders’ expenses. UK re-engineering costs of £16 million compare with £57 million in 2001.

New Business Achieved Profit
Group new business achieved profit from insurance business of £774 million was 15 per cent ahead of prior year, reflecting strong growth in the US and Asia, partially offset by a fall in profit from the UK insurance operations. The growth in new business achieved profit reflects a nine per cent increase in insurance sales on an annual premium equivalent (APE) basis, together with an increase in new business achieved profit margin from 38 per cent to 40 per cent.

UK Insurance Operations’ new business achieved profit of £222 million is nine per cent lower than 2001. This reflects a five per cent fall in APE sales in challenging market conditions and the revised economic assumptions. The new business margin moved from 30 per cent in 2001 to 29 per cent in 2002 and reflects the revised economic assumptions. However on a like-for-like basis, using comparable economic assumptions, margins increased from a restated 28 per cent to 29 per cent in 2002.

Prudential Europe’s new business achieved profit of £11 million is 38 per cent higher than 2001, reflecting a 12 per cent increase in APE sales and higher margins, up from 31 per cent in 2001 to 38 per cent in 2002.

The 40 per cent increase in Jackson’s new business achieved profit to £234 million was driven by a 23 per cent increase in new insurance sales and an increase in new business margin from 35 per cent to 39 per cent. The margin increase primarily reflects an improvement in the fixed annuity spread assumption for new business and the revision to the discount rate.

For JNL, in determining the assumptions for achieved profits basis reporting the level of capital required to support the business (the target surplus) has been taken, as in 2001, to be 200 per cent of the Company Action Level Risk Based Capital, calculated in accordance with the National Association of Insurance Commissioners’ risk-based capital standards for life insurance companies.

Prudential Corporation Asia’s (PCA) new business achieved profit of £307 million is up 20 per cent on 2001 primarily due to strong sales growth across all regions (APE insurance sales up 18 per cent). The new business margin in Asia increased one per cent to 60 per cent reflecting a favourable shift in sales to higher margin linked products. NBAP by product type is now in the ratio of 21 per cent traditional products, 43 per cent unit linked products and 36 per cent accident and health products. The equivalent mix in 2001 was 31 per cent, 38 per cent and 31 per cent.

In Force Achieved Profit
The UK in force profit (excluding re-engineering costs) of £304 million was down 19 per cent on 2001, principally reflecting lower than expected returns from business in force after applying a lower discount rate, a strengthening of persistency assumptions and negative experience variances.

The negative experience variances include persistency variances principally arising from pension transfers and early vestings. The level of surrenders has been restricted through the use of market value adjusters throughout the year, and is attributable to the volatile market conditions, in particular in the second half of the year. This is offset, in part, by the benefit from lower renewal expense assumptions as the benefits of the cost reduction programme come through.

No adjustment has been made to the mortality assumptions following the Continuous Mortality Investigation (CMI) bureau working paper on longevity. Prudential assumes an average 1.84 per cent annual mortality improvement in pricing, against the new CMI suggested mid-point of 1.85 per cent, and reserves on the basis of 2.90 per cent improvement in mortality.

Europe in force profit of £3 million was £3 million higher than 2001, reflecting reduced negative variances.

The US in force profit has decreased significantly from £136 million in 2001 to £17 million in 2002. This is primarily due to defaults and impairments on corporate bonds, which are included within the operating result on a five-year averaged basis. The charge to operating profit has increased from £74 million in

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Financial Review continued

2001 to £133 million in 2002, reflecting the continued poor experience of 2002. The amount charged to operating profit is one-fifth of the gains and losses incurred in the last five years.

Actual losses in 2002 were £289 million. This includes a number of one-off event risks where investment grade bonds fell to below investment grade status almost overnight, for example, WorldCom. The seven largest individual bond losses accounted for 52 per cent of the total gross losses, of which WorldCom was the largest at £82 million. The difference between the full year loss of £289 million and the charge recognised through operating profit of £133 million, an amount of £156 million, is recorded within short-term investment fluctuations.

In recent years the US operations have invested in technology and the development of its systems platform in order to process efficiently higher volumes of business and this has added to its fixed cost base. With lower total policy counts attributable to higher average annuity policy sizes and lower life sales the business is running below capacity, but as the business grows it will be able to take advantage of lower marginal costs. This has been recognised with a revision to the unit expense assumption resulting in a charge of £54 million as previously reported.

Asia in force profit (before development expenses) has increased significantly from £160 million in 2001 to £209 million in 2002 and includes net favourable assumption changes and one-off adjustments of £101 million (2001 £66 million).

PCA actively reviews the assumptions used for achieved profits to ensure that these remain both realistic and in line with actual experience. The 2002 analysis established that death claim rates were significantly and consistently lower than had previously been assumed, particularly in respect of linked business in Singapore where there is now 10 years’ experience of these products. Overall the net effect of these reviews was a favourable assumption change of £42 million.

During 2002 further sub-divisions of long-term funds approved by the regulators allowed the value of shareholders’ interest in certain non-participating policies to be fully recognised for the first time; the one-off impact to achieved profits of this exercise totalled £59 million.

Non-insurance Operations
M&G’s operating profit of £71 million compares to £75 million in 2001. Operating profit, excluding investment income, of £52 million was £2 million higher than 2001, a significant achievement in the context of depressed equity markets, where average market levels as represented by the FTSE All-Share are 17 per cent lower year on year. This increase reflects the benefits of M&G’s diversified revenues, with fixed income and property offsetting the effect of lower equity markets, together with disciplined cost management. The result has also been affected by a £3 million increase in losses from M&G International, which were £15 million in 2002.

A performance fee of £20 million was recognised in the 2002 result (£19 million in 2001) due to the life fund beating its strategic benchmark by 2.3 per cent per annum over the last three years.

Egg’s UK banking operations, having become profitable during the fourth quarter of 2001, generated a profit of £35 million before losses on joint ventures of £5 million, excluding the exceptional profit arising from the sale of 15 per cent of Funds

Direct to Prudential. Egg International recorded a £50 million loss in 2002 including £47 million relating to the investment in the development of Egg’s French business.

National Planning Holdings, the US broker dealer, and PPM America, the US fund manager, together delivered profits of £14 million, down from £16 million in 2001.

Development expenses (excluding Asia regional head office expenses) were down from £48 million to £34 million, and comprised £26 million for Asia and £8 million for Europe. The Asian development costs included £20 million in relation to the development of the Japanese business.

Other net expenditure increased by £59 million to £189 million. This included a £24 million write-down of the Group’s 15.3 per cent interest in Life Assurance Holding Corporation Ltd in 2002 compared with a positive revaluation of £12 million in 2001. In addition, funding costs have increased by £12 million over 2001.

Achieved Profits – Result Before Tax
The result before tax and minority interests was a loss of £483 million compared to a loss of £455 million in 2001.

The loss in 2002 principally reflects the negative adjustment for short-term fluctuations in investment returns of £1,406 million, including £1,019 million in relation to the UK, £440 million in relation to JNL and positive £66 million in relation to Asia.

The UK component reflects the difference between an actual investment return from the Prudential Assurance’s main with-profits fund of negative 8.1 per cent and the long-term assumed return of positive 6.6 per cent.

The US component primarily includes £156 million reflecting the full charge for bond write-downs and impairments incurred in 2002 to the extent that it is not included in operating profit, a £128 million negative variance against long-term investment returns for equity investments, including private equity holdings, and £145 million primarily in relation to changed expectations of future profitability on variable annuity business in force arising from adverse current year equity returns. This arises due to equity market returns in the year being lower than the assumed long-term rate. This gives rise to lower than expected year-end values of variable annuity assets under management with a resulting effect on the level of future account values and hence future profitability.

The Asia component is principally due to the appreciation in the value of bonds.

Adverse economic assumption changes of £467 million also contributed to the loss and include the effect of the changed assumptions on the active basis mentioned earlier, together with changes to long-term economic assumptions in Asia and the US. In the US, this includes a revised economic assumption in respect of the variable annuity long-term return from eight per cent to seven per cent, including the associated guaranteed minimum death benefits (GMDB) effect. The Asian economic assumption change principally relates to changes in investment return assumptions.

Amortisation of goodwill was £98 million against £95 million in 2001.

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The result also includes £355 million profit arising from the sale of the General Insurance operations as previously reported in the interim statement.

Achieved Profits – Result After Tax
The result after tax and minority interests was a loss of £145 million after reflecting a tax credit of £329 million and minority interests of £9 million. The effective tax rate at an operating profit level was 25 per cent, down from 31 per cent in 2001, primarily due to lower effective tax rates for JNL and Asia, partially offset by tax rate movements on other non-long-term operations. The JNL rate is lower than in 2001 due to the combined effect of operating assumption changes for expenses, capital charge effects and an exceptional tax credit.

The effective tax relief rate at a total achieved profit level was 68 per cent on a loss of £483 million, primarily due to tax payable on the profit on disposal of UK general business operations being relieved against capital losses available to the Group. The effective tax rate at a total achieved profit level in 2001 was 47 per cent.

Modified Statutory Basis Results – Operating Profit
Reference to operating profit relates to profit including investment returns at the expected long-term rate of return but excludes amortisation of goodwill, exceptional items and short-term fluctuations in investment returns.

Group operating profit from continuing operations on the modified statutory basis (MSB) of £432 million was £118 million lower than 2001.

UK Insurance Operations’ operating profit (before re-engineering costs) in 2002 was £368 million, £67 million below 2001. This included a reduction of £99 million in the shareholder transfer arising from lower with-profits bonus rates, partially offset by the impact of higher claims.

The US operations result, which is based on US GAAP subject to adjustments, of £153 million was £145 million worse than prior year. This fall principally reflects increases in both the amortisation of deferred acquisition costs (DAC amortisation), costs in respect of the provision of guaranteed minimum death benefits (GMDB), and a £121 million charge in relation to averaged realised gains and losses on bonds. Spread income was higher than 2001 by £29 million, and reflects the benefit from reductions in crediting rates on the in force fixed annuity and life book.

With respect to the methodology for GMDB provisioning, JNL have implemented early the draft guidance in the US prescribed by the AICPA in their 31 July 2002 draft statement of position: ‘Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts.’ GMDB provisions were reviewed at the year end resulting in a total charge, including payments during the year, of £43 million.

The increase in DAC amortisation of £106 million includes an increase of £85 million in respect of variable annuity (VA) products and £16 million in respect of equity-linked indexed annuities. A consequence of the review of GMDB provisions and the resulting strengthening has been a reduction in the expected future gross profits from variable annuity products, which has itself resulted in a higher level of VA DAC amortisation.

When calculating the DAC amortisation the long-term return on variable annuity business is assumed to be 8.4 per cent, gross of investment management and mortality and expense charges. This assumption is implemented through use of a mean reversion methodology. If the mean reversion was eliminated as of 31 December 2002, so that the long-term return on separate account business was assumed to be 8.4 per cent per annum in all future years, DAC values would be reduced by approximately £32 million. Should these assumptions not be met in future periods a further increase in VA DAC amortisation may be required.

Prudential Asia’s operating profit before development expenses was £88 million (£44 million in 2001). This includes an £8 million gain arising from the reorganisation of long-term funds approved by the regulators which allowed the value of the shareholders’ interest in certain non-participating policies to be recognised for the first time. This result is after the significant investment that has occurred in 2002, as PCA builds high-quality customer-focused distribution channels in Japan and Korea. Further significant investment is planned for 2003. The Group’s more established operations in Singapore, Hong Kong and Malaysia reported further growth in statutory profits, up 43 per cent to £79 million.

Modified Statutory Basis Results – Profit Before Tax
MSB profit before tax and minority interests was £484 million in 2002, compared to £385 million in 2001. This increase is due to an improvement in the negative adjustment for short-term fluctuations in investment returns of £275 million, together with £355 million of profit relating to the disposal of the UK General Insurance operations. This was partly offset by lower operating profit and the inclusion of the American General break fee of £338 million in 2001.

Amortisation of goodwill was £98 million against £95 million in 2001.

Within the improvement in the negative adjustment for short-term fluctuations the US result has improved from a loss of £368 million in 2001 to a loss of £258 million. The short-term fluctuations in Asia principally reflect the five-year averaging impact of an appreciation in bond values. In addition, the 2001 Group result included a £95 million loss, primarily in respect of the General Insurance operations.

Modified Statutory Basis Results – Profit After Tax
MSB profit after tax and minority interests was £449 million, including a tax charge of £44 million. The effective rate of tax on MSB total profit in 2002 was 9.1 per cent primarily due to tax payable on the profit on disposal of the UK general insurance operations being relieved against capital losses available to the Group.

Earnings Per Share
Earnings per share, based on achieved basis operating profit after tax and related minority interests but before amortisation of goodwill, were up 0.9 pence to 42.8 pence. Earnings per share, based on MSB operating profit after tax and related minority interests but before amortisation of goodwill, were down 7.5 pence to 15.8 pence.

Basic earnings per share, based on achieved profits basis loss for the year after minority interests, was a loss of 7.3 pence compared with a loss of 11.0 pence, in 2001. Basic earnings per share, based on MSB profit for the year after minority interests, was 22.6 pence, up 2.9 pence.

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Financial Review continued

Dividend Per Share
The final dividend per share is 17.1 pence, resulting in a full year dividend growth of 2.4 per cent to 26.0 pence.

Cash Flow
The table below shows the Group holding company cash flow. This is a revised presentation from previous years, which was in the form of a funds flow statement. Prudential believes that this format gives a clearer presentation of the use of the Group’s resources than the FRS 1 statement required for the financial statements.

	2002 £m	2001 £m

Cash remitted to Group:
UK life fund transfer (in respect of earlier
bonus declarations)	324	307
Cash remitted by business units	212	154

	536	461
Interest	(124)	(103)
Dividends	(509)	(494)

	(97)	(136)
Tax received	59	(29)
Equity (scrip dividends and share options)	40	42
Corporate activities	543	283

	545	160
Capital invested in business units:
JNL	(321)	(69)
Other business units	(354)	(512)

Holding company cash flow post dividends	(130)	(421)

Financing required	130	421

The Group received £536 million in cash remittances from business units in 2002 (2001 £461 million) comprising the shareholders’ statutory UK life fund transfer relating to earlier bonus declarations, together with dividend and interest from subsidiaries. After dividends and interest paid, there was a net outflow of £97 million (2001 £136 million net outflow). The Group also received £543 million from corporate activities (2001 £283 million) including cash proceeds arising from the sale of the General Insurance business and exceptional tax receipts. Together with the proceeds of equity issuance and Group relief, this gave rise to a total net surplus of £545 million (2001 £160 million). In September 2002 the Group provided JNL with £321 million of capital to support high volumes of fixed annuity writings and to replace capital consumed by bond losses and impairments. This follows £69 million provided in 2001. During 2002 the Group invested £354 million (2001 £512 million), primarily in its shareholder-backed business in the UK and in Asia, including for the development of the Japanese business. In aggregate this gave rise to a financing requirement of £130 million (2001 £421 million) which was satisfied through an increase in core debt.

Funds Under Management
Insurance and investment funds under management at 31 December 2002 totalled £155 billion, compared to £163 billion at the end of 2001. This reduction is mainly due to a fall in the market value of investments which more than offset the net sales achieved during the year. The total includes £131 billion of Group investments under management and £24 billion of external funds under management.

Financial Strength of Insurance Operations
United Kingdom
A common measure of financial strength in the United Kingdom for long-term insurance business is the free asset ratio. The free asset ratio is the ratio of assets less liabilities to liabilities, and is expressed as a percentage of liabilities. On a comparable basis to 2001 the free asset (or Form 9) ratio of the Prudential Assurance Company (PAC) long-term fund was approximately 8.4 per cent at the end of 2002, compared with 12.2 per cent at 31 December 2001. The reduction during the year principally reflects the significant fall in equity markets around the world, together with lower bond yields and price earnings ratios. At the end of 2002 a reorganisation of the life funds saw the transfer of the Scottish Amicable Life (SAL) linked fund into the PAC long-term fund. The impact of this transfer further reduces the PAC free asset ratio to 8 per cent.

The valuation has been prepared on a conservative basis in accordance with the FSA valuation rules, and without use of implicit items. No allowance has been taken for the present value of future profits. The PAC long-term fund has not entered into any financial reinsurance contracts, with the exception of certain treaties with a value of approximately £74 million which were transferred from SAL under the reorganisation mentioned above. On the ’realistic’ basis for solvency the fund is very strong.

Solvency requirements in the UK include the establishment of a resilience reserve which makes prudent allowance for potential future movements in investment values. As at 31 December 2002, the overall liability was determined based on the following resilience scenario:

•	a fall in equity values of 14 per cent;

•	a fall in property values of 15 per cent;

•	the worst of a rise in bond values of 3 per cent and a fall in bond values of 13 per cent.

The long-term funds remain well capitalised and the PAC long-term fund is rated AA+ by Standard & Poor’s and Aa1 by Moody’s.

The table below shows the change in the investment mix of Prudential’s main with-profits fund:

	31 Dec

	1998	2001	2002
	%	%	%

UK equities	59	39	32
International equities	13	14	13
Bonds	12	28	33
Cash and other asset classes	5	4	4
Property	11	15	18

Total	100	100	100

For the UK main with-profits fund 88 per cent of the fixed securities investments are investment grade with 30 per cent rated AA or above. For Prudential Annuities Limited 97 per cent of the fixed securities investments are investment grade with 40 per cent rated AA or above. For Prudential Retirement Income Limited 100 per cent of total assets are investment grade with 59 per cent rated AA or above.

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With-profits contracts are long-term contracts with relatively low guaranteed amounts, the nature of which permits Prudential to invest primarily in equities and real estate. However, over the period from 1999 to mid-2001 the UK with-profits fund reduced its exposure to equities. There was also a re-weighting within equities out of the UK and into overseas equities. This change in asset mix reflected our view that equity valuations were high and that other assets, particularly corporate bonds, were relatively attractive. The change within equities improved diversification and reduced expected fund volatility. The change in asset mix in recent years has had a substantial beneficial impact on investment returns. The broad asset mix will continue to be reviewed as the economic environment and market valuations change. The fall in the proportion of investments held in equities in 2002 compared to 2001 reflects the decline in value of the holdings during the year.

The investment return on the Prudential main with-profits fund was negative
8.1 per cent in the year to 31 December 2002 compared with the falls in the FTSE 100 and the FTSE All-Share of 24.5 per cent and 25.0 per cent respectively over the same period.

Jackson National Life
The capital adequacy position of Jackson National Life remains strong, with a risk-based capital ratio more than three times the NAIC Company Action Level Risk Based Capital. As a core business to the Group, JNL’s financial strength is rated AA by Standard & Poor’s.

JNL’s invested asset mix on a US regulatory basis (including Jackson National Life of New York and excluding policy loans and reverse repo leverage) is as follows:

	2000%	2001%	2002%

Bonds:
Investment Grade Public	53	58	60
Investment Grade Private	21	22	20
Non Investment Grade Public	5	3	4
Non Investment Grade Private	5	3	3
Commercial Mortgages	11	9	8
Private equities and real estate	3	3	3
Equities, cash and other assets	2	2	2

Asia
Solvency levels have been maintained at local regulatory levels by the insurance operations in Asia. Across the region less than 20 per cent of non-linked funds are invested in equities. The balance is principally invested in fixed income securities.

Inherited Estate
In order to support our with-profits business, we hold a substantial amount of working capital in PAC’s long-term fund. Without such working capital, we could not provide the benefits associated with smoothing and guarantees, or have investment freedom for the main with-profits fund’s assets, for the benefit of both policyholders and shareholders.

To meet our obligations to existing policyholders, we expect to have to pay out over time assets equal to policyholders’ accumulated ’asset shares’ plus any additional payments that may be required, by way of smoothing or to meet guarantees. The balance at any time of the main with-profits fund, which is not expected to be paid out to the current generation of with-profits policyholders as claim values, represents the major part of Prudential Assurance’s working capital and is called the ‘inherited estate’.

To ensure that policyholders’ benefits are secure, we are required by regulations to hold a substantial amount of capital in our long-term fund, so that we can demonstrate at all times that the fund is solvent and able to meet its obligations to all policyholders. The inherited estate provides most of this solvency capital.

In addition, we can use the inherited estate to absorb the costs of significant events, such as fundamental strategic change in our long-term business and, to the extent that the UK regulator is content, the cost of providing redress for past pension mis-selling, without affecting the level of distributions to policyholders and shareholders. The costs of fundamental strategic change may include investment in new technology, redundancy and restructuring costs, cost overruns on new business and the funding of other appropriate long-term insurance related activities including acquisitions.

The size of the inherited estate, by its nature as working capital, fluctuates from year to year depending on investment returns, and the extent to which the capital is required to meet smoothing costs, guarantees and any other unforeseen events. We estimate that at 31 December 2002, the inherited estate, after taking into account pension mis-selling costs and anticipated costs of fundamental strategic change, is around £5 billion.

In the normal course of events the inherited estate is required to support the in force business, so neither policyholders nor shareholders can have any expectation that they will receive any distribution of the inherited estate, other than through the normal process of smoothing and meeting guarantees in adverse investment conditions.

However, we believe that it would be beneficial if there were to be greater clarity as to the status of the inherited estate. With that in mind, we have been considering the principles that would apply to any re-attribution of the inherited estate to either policyholders or shareholders. Discussions have been held with the Financial Services Authority (FSA) to this end. We have not considered or discussed any actual distribution as our current expectation is that, for the foreseeable future, the entire inherited estate will need to be retained within the long-term fund to provide working capital. However, in the light of current market conditions, the amount and timing of any re-attribution of the estate remains very uncertain.

Conduct of Business
The FSA has required all UK life insurance companies to review their potential cases of pensions mis-selling and pay compensation to policyholders where necessary. The Group has met the FSA target for completion of Phase I and II of the pensions mis-selling review, within the provisions that were established in the long-term fund in 2000.

The 2001 result included a provision of £25 million charged to shareholders’ funds in respect of the possible mis-selling of mortgage endowments for policies sold subsequent to the acquisition of Scottish Amicable in 1997. In March 2003 the FSA fined Scottish Amicable £750,000 in respect of cases where advisers did not place appropriate emphasis on identifying whether

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Financial Review continued

a customer was prepared to take a risk that their mortgage might not be repaid at the end of the term. The costs of this fine and policyholder redress will be met from this provision. No further provision was required in 2002. No provision is required in respect of mortgage endowments sold by PAC.

Shareholders’ Funds
On the achieved profits basis, which recognises the shareholders’ interest in long-term businesses, shareholders’ funds at 31 December 2002 were £7.2 billion, a decrease of £954 million from 31 December 2001. The decrease principally reflects short-term fluctuations in investment returns, together with dividends declared, the effect of changes in economic assumptions and adverse foreign exchange movements, offset by operating profits of £1,133 million and profit on business disposals of £355 million.

Statutory basis shareholders’ funds, which are not affected by fluctuations in the value of investments in the Prudential Assurance Company (PAC) long-term fund, were £282 million lower at £3.7 billion.

Shareholders’ Borrowings and Financial Flexibility
As a result of the holding company’s net funds outflow of £130 million and exchange translation gains of £37 million, net core borrowings at 31 December 2002 were £2,226 million, compared to £2,133 million at 31 December 2001.

After adjusting for holding company cash and short-term investments of £226 million, core structural borrowings of shareholder financed operations at the end of 2002 totalled £2,452 million, compared with £2,152 million at the end of 2001. This increase was funded by the issue of short-term commercial paper. Borrowings at the end of 2002 included £1,686 million at fixed rates of interest with maturity dates ranging from 2005 to 2031, as set out in note 31 on page 80 of the consolidated financial statements. Of these borrowings £310 million were denominated in US dollars, partially to hedge the currency exposure arising from our investment in Jackson National Life. During 2002 the euro-denominated fixed rate notes issued in 2001 were swapped into floating rate pounds sterling borrowings of £305 million (net of £4 million issue costs). Core borrowings also included £420 million short-term commercial paper (of which £334 million was denominated in US dollars) and £41 million floating rate loan notes.

Prudential has in place an unlimited global commercial paper programme. At 31 December 2002 commercial paper of £1,632 million has been issued under this programme. In addition, the holding company has access to £1,200 million committed revolving credit facilities provided by 12 major international banks. These facilities have not been drawn on during the year. The commercial paper programme and the committed revolving credit facilities are available for general corporate purposes and to support the liquidity needs of the parent company.

Other than for Egg plc, which is responsible for its own financing, the Group is financed centrally. The Group’s core debt is managed to be within a target level consistent with an AA debt rating. At 31 December 2002, the gearing ratio, including hybrid debt, was 23.6 per cent compared with 20.7 per cent at 31 December 2001. Excluding hybrid debt, the gearing ratio was 14.2 per cent. Although net core debt only increased by £93 million during 2002 (after exchange movements of £37 million) the achieved profits basis shareholders’ funds fell by 12 per cent driven by equity market falls and exchange movements.

Prudential plc enjoys strong debt ratings from both Standard & Poor’s and Moody’s. Prudential senior debt is rated AA- and A2 from Standard & Poor’s and Moody’s respectively, while short-term ratings are A1+ and P-1.

Based on achieved operating profits from continuing operations and interest payable on core structural borrowings, interest cover is 9.7 times in 2002 compared to 10.4 times in 2001.

Treasury Policy
The Group operates a central treasury function, which has overall responsibility for managing its capital funding programme as well as its central cash and liquidity positions.

The aim of Prudential’s capital funding programme, which includes the European Medium Term Note programme together with an unlimited commercial paper programme, is to maintain a strong and flexible funding capacity.

In the United Kingdom and Asia, Prudential uses derivatives to reduce equity risk, interest rate and currency exposures, and to facilitate efficient investment management. In the United States, JNL uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under equity-indexed policies.

It is Prudential's policy that all free-standing derivatives are used to hedge exposures or facilitate efficient portfolio management. Amounts at risk are covered by cash or by corresponding assets.

The Group transacts business in sterling and US dollars and various currencies in Asia. The currency exposure relating to the translation of reported earnings is not separately managed although its impact is reduced by interest payments on foreign currency borrowings and by the use of average exchange rates for the translation of foreign currency revenues.

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Asset and Liability Management
Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the differing types of liabilities Prudential has in each business. As a result of the diversity of products Prudential offers and the different regulatory environments in which it operates, Prudential employs different methods of asset/liability management. Most of Prudential's methods fall into two major categories: cash flow analysis under a range of scenarios by JNL for interest-sensitive business and stochastic modelling/scenario testing for the UK long-term fund.

Defined Benefit Pension Schemes
Defined benefit pension schemes are generally required to be actuarially valued every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessment of the likely rates of return on the assets held within the separate trustee administered funds.

The Group’s principal defined benefit scheme is the Prudential Staff Pension Scheme (PSPS) in the UK. This was last actuarially valued on 5 April 2002 and this valuation demonstrated the scheme to be 110 per cent funded, with an excess of actuarially determined assets over liabilities of 10 per cent, representing a fund surplus of £376 million. As a result no change in employers’ contributions from the current 12.5 per cent of salaries was required. The position is not believed to be significantly different at 31 December 2002.

As permitted under FRS 17 ‘Retirement Benefits’, Prudential has continued to adopt the requirements of SSAP 24 in the reported profit and loss account and balance sheet of the Group. Details of the financial reporting effect are shown in note 19 of the consolidated financial statements.

FRS 17, ‘Retirement Benefits’, was issued in November 2000. The Accounting Standards Board has issued proposals to defer the mandatory full adoption date of the standard until 2005. If implemented in full, the standard would require that companies include the whole of any pension surplus or deficit of defined benefit schemes in their balance sheets and would change the way in which pension surpluses and deficits are reported. In particular, it would require assets of the scheme to be valued at their market value at the company's year end, while pension liabilities would be required to be discounted at a rate consistent with the current rate of return on a high-quality corporate bond.

With the very different bases of measurement under FRS 17 the financial reporting effect is considerably different from that shown under the long-standing methodologies under triennial actuarial valuation. Prudential has met the disclosure requirements of FRS 17 by way of note 19 of the consolidated financial statements. For 2002, FRS 17 requires that Prudential disclose details of the movement on the FRS 17 basis surpluses and deficits of the defined benefit schemes. In summary, if FRS 17 had been fully implemented for 2002 a £1 million shareholder charge (after tax) in the profit and loss account, and a shareholder charge of £193 million (after tax) in the statement of total recognised gains and losses would have been reported.

In addition, for those schemes such as PSPS, which hold a significant proportion of their assets in equity investments, the difference between FRS 17 basis assets and liabilities can be highly volatile.

Surpluses and deficits on the Group’s defined benefit schemes are attributable to the PAC life fund and shareholders’ funds depending on the activity of the personnel involved. Such attribution is necessary to properly reflect the allocation of the economic interests in and exposures to the schemes’ financial position. At 31 December 2001 there were FRS 17 basis pension scheme assets attributable to the PAC life fund and shareholders’ funds of £392 million and £101 million respectively. At 31 December 2002 there were FRS 17 basis pension scheme liabilities attributable to the PAC life fund and shareholders’ funds of £380 million and £85 million respectively. These changes are due mostly to the fall in equity markets throughout 2002.

On the achieved profits basis the shareholders’ interest in the net pension scheme liability is less than two per cent of achieved profits basis shareholders’ funds.

Accounting Policies
There has been no significant change in accounting policies required for the preparation of the 2002 results. Prudential adopted in the 2001 accounts the requirements of FRS 19 on deferred tax and with which mandatory compliance was required by 2002.

International Accounting Standards
The European Union requires that all European insurers prepare their financial statements using standards issued by the International Accounting Standards Board (IASB) by 2005. Anticipating the likely effects of IAS presents difficulties for insurers. First, because the IASB’s proposed standard on Insurance Contracts will not be implemented until at least 2007, and second because the IASB’s definition of an insurance contract means that some products written by life insurers that do not transfer significant insurance risk are likely to be accounted for as financial instruments.

The IASB intends to issue ‘Phase 1’ interim guidance for accounting for insurance contracts for use in reporting from 2005. This is expected to include guidance on accounting for insurance contracts within the scope of IAS 32 and IAS 39, which deal with financial instruments, but which do not provide guidance on how to account for products written by life insurers; together with interim guidance on accounting for other insurance contracts.

The eventual standard for insurance contracts that will be issued under ‘Phase 2’ to supersede the interim guidance is expected to be based on an ‘asset and liability’ model with insurance liabilities likely to be measured at a ‘fair value’. The IASB is far from completing the standard, with the result that it is not possible to estimate its impact on Prudential’s statutory results and balance sheet. The standard will require substantial ‘field testing’ before it can be considered to be reliable. In addition, the performance reporting implications have yet to be considered.

However, it is likely that the valuation of an insurance contract on the IASB’s interpretation of a ‘fair value’ basis is unlikely to be comparable to that calculated on the achieved profits basis which the UK industry uses for supplementary reporting, due to significant differences in methodology and the extent of inclusion of projected cash flows on the contracts. As a result it is likely that the industry will continue to publish achieved profits results, in line with the Association of British Insurers’ guidance,

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as supplementary information. In broad terms the achieved profits basis applies long-standing actuarial techniques under which all projected cash flows on contracts in force are valued.

Developments in Regulatory Solvency Requirements
The Integrated Prudential Sourcebook (PSB) will be introduced by the FSA for UK insurance companies in 2004. This will introduce the requirement for realistic solvency reporting, through the introduction of risk-based capital approaches allowing for the use of internal capital adequacy models for solvency assessments. The PSB will also pave the way towards a more realistic valuation of liabilities. In the meantime the FSA has announced that it will permit life companies to apply for a waiver from existing solvency requirements if they can demonstrate that they have adequate models for realistic capital reporting.

In addition, the EU is reviewing further solvency requirements (the Solvency II project), for which the intention is to ensure policyholder protection through establishing solvency requirements better matched to the true risks of the business, taking into account developments in non-traditional methods of risk control such as alternative risk transfer products, asset liability management and the use of derivatives. A key aim is to provide transparency and comparability, thus ensuring a level playing field. As with the PSB, a risk-based capital approach and the use of internal models is expected to be introduced under Solvency II.

The EU Financial Conglomerates Directive is expected to be implemented in 2005 following the implementation of the Insurance Groups Directive in 2001. The directives take an aggregate view of the capitalisation of a financial services group’s shareholder-owned businesses. The manner of implementation of these directives may lead to Prudential being required to maintain higher levels of capital than realistically required to support some of its businesses. An inconsistent application of these directives by regulators in different EU jurisdictions may place Prudential at a competitive disadvantage to other European financial services groups. In the medium term the expected adoption of realistic reserving bases as part of both the PSB and the Solvency II project, the principle of which Prudential strongly supports, should reduce these inconsistencies in application.

Procurement
During the year, procurement activity focused on securing significant cost reductions, and ensuring appropriate contractual cover for third party expenditure. A number of initiatives were undertaken to capture the synergies, on common spend areas, across the Group. Prudential has also worked closely with 48 suppliers, as part of its Environmental Supply programme, to improve their environmental impacts.

Risk Management
A significant part of the Group’s business involves the acceptance and management of risk. The Group’s risk management model requires the primary responsibility for risk management at an operational level to rest with business unit chief executives. The second line of defence of risk comprises oversight functions reporting to the Group Chief Executive together with business unit risk functions and risk management committees. The third line of defence comprises independent assurance from Internal Audit reporting to business unit and group audit committees.

The Group operates a group risk framework for the identification, prioritisation, management and reporting through the year of the key risks by business units. This process is reviewed regularly by the Board. Controls applicable across the Group are set out in a Corporate Governance Manual.

Asset and liability management is operated by business units locally, reflecting the specific liabilities in each business. The respective responsibilities for investment strategy, compliance and performance are clearly defined. Controls, incorporating procedures and authority levels, are in place governing investment dealing and settlement, including the use of derivatives.

The Group operates a comprehensive planning process. The Board receives regular reports on the performance of the Group against plan with frequent financial projections.

The insurance operations of the Group all prepare a financial condition report which is reported on to the Board who receive regular reports from the Group Finance Director on the financial position of the Group.

UK Products and Drivers of Profit
In common with other UK long-term insurance companies, Prudential’s products are structured as either with-profits (or participating) products or non-participating products, including unit-linked products. Depending upon the structure, the level of shareholders’ interest in the value of policies and the related profit or loss varies.

With-profits policies are supported by a with-profits fund and can be single premium (for example, Prudence Bond) or regular premium (for example, certain corporate pension products). Prudential’s primary with-profits fund is part of Prudential Assurance Company’s (PAC) long-term fund. The return to shareholders on with-profits products is in the form of a statutory transfer to PAC shareholders’ funds which is analogous to a dividend from PAC’s long-term fund and is dependent upon the bonuses credited or declared on policies in that year. Prudential’s with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits fund as bonus additions to their policies and shareholders receive 10 per cent as a statutory transfer.

In 2002, profits distributed from Prudential’s main with-profits fund amounted to £2.7 billion, of which £2.45 billion (90 per cent) was added to policies as bonuses, and £273 million (10 per cent) is available for distribution to shareholders.

The majority of Prudential branded non-participating business is written in PAC’s long-term fund or by subsidiaries owned by the fund. Prudential’s principal non-participating business is Prudential Annuities Limited, which is wholly owned by PAC’s long-term fund. The profits from this business accrue to the long-term fund. In 2001, Prudential started to write certain annuity business through Prudential Retirement Income Limited (PRIL), from which the profits are attributed solely to shareholders.

US Retail Products and Drivers of Profit
Jackson National Life’s (JNL’s) principal retail savings products are savings products sold as single premium fixed, variable or equity-linked indexed deferred annuities.

Interest-sensitive fixed annuities are products which allow for tax-deferred accumulation of funds, with flexible payout options. They are used for retirement planning and for providing income in retirement. The policyholder pays JNL a single premium, which

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is credited to the policyholder’s account. Periodically, interest is credited to the policyholder’s account and administrative charges are deducted, as appropriate. JNL may reset the interest rate on each policy anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, JNL either pays the policyholder the amount in the policyholder account or begins making payments to the policyholder in the form of an immediate annuity product. This latter product is similar to a UK annuity in payment. Fixed annuity policies provide for early surrender charges for the first seven to nine years of the policy. In addition, the policy may be subject to a market value adjustment at the time of early surrender. JNL’s profits on fixed annuities arise primarily from the spread between the return it earns on investments and the interest credited to the policyholder’s account (net of any surrender charges or market value adjustment) less management expenses.

Equity-linked indexed annuities are deferred annuities that enable policyholders to obtain a portion of an equity-linked return but provide a guaranteed minimum return. JNL guarantees an annual minimum interest rate of three per cent, but actual earnings may be higher and are based on a participation in an equity index over its indexed option period. JNL’s profit arises from the difference between a) the premiums received plus the associated investment income and b) the combined cost of expenses (general expenses, costs of purchasing fixed interest securities and options) and the policyholder’s account value (which is subject to the minimum guarantee).

Variable annuities are tax advantaged deferred annuities where the rate of return depends upon the performance of the underlying portfolio, similar in principle to UK unit-linked products. They are used for retirement planning and to provide income in retirement. The policyholder’s premiums are held apart from other assets, in a ‘separate’ account, which is analogous to a unit-linked fund. The policyholder can allocate the premiums between a variety of variable sub-accounts with a choice of fund managers and/or to guaranteed fixed-rate options. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investment. Variable annuity policies provide for early surrender charges. In most cases, variable annuities also offer various types of death benefits, some of which are elective, guaranteeing that on death the policyholder receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the policy, or as the original premium accumulated at a fixed rate of interest. JNL earns fee income on the underlying investment, earns profits from the spread between what it earns on investments in fixed rate accounts and the interest credited, and premium income for certain additional performance guarantees in the contract.

Asia Retail Products and Drivers of Profit
The life insurance products offered by Prudential in Asia include a range of with-profits (participating) and non-participating term, whole life and endowment and unit-linked policies. Prudential also offers health, disablement, critical illness and accident covers to supplement its core life products.

Prudential's business in Asia is focused on regular premium products that provide both savings and protection benefits. In 2002, the new business achieved profit mix was 43 per cent unit-linked, 21 per cent non-linked and 36 per cent Accident and Health products.

Unit-linked products combine savings with protection and the cash value of the policy depends on the value of the underlying unitised funds. Participating products provide savings with protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurer. Non-participating products offer savings with protection where the benefits are guaranteed or determined by a set of defined market related parameters. Accident and Health (A&H) products provide mortality or morbidity benefits and include health, disablement, critical illness and accident covers. A&H products are commonly offered as supplements to main life policies but can also be sold separately.

The profits from participating policies are shared between the policyholder and insurer (typically in a 90:10 ratio) in the same way as with-profits business in the UK. Under unit-linked products the profits that arise from managing the policy, its investments and the insurance risk accrue entirely to shareholders, with investment gains accruing to the policyholder within the underlying unitised fund. The profits from non-participating products consist of any surplus remaining after paying the defined policy benefits. All the profits from A&H products accrue to shareholders.

Unit-linked products tend to have higher profits on the achieved profits basis of reporting than traditional non-linked products as expenses and charges are better matched and solvency capital requirements are lower. At the end of 2002 PCA offered unit-linked products in nine of the 12 countries in Asia in which it operates.

In addition to the life products described above, Prudential offers mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong and Korea, allowing customers to participate in debt, equity and money market investments. PCA earns a fee based on assets under management.

Achieved Profits Reporting
Prudential’s results are prepared on two bases of accounting, achieved profits basis and modified statutory basis (MSB). Over the life of any given product, the total profit recognised will be the same under either the MSB or the achieved profits basis. However, the two methods recognise the emergence of that profit differently, with profits emerging earlier under the achieved profits basis than under MSB. This section explains how the two bases are calculated and why they are used.

Prudential’s primary financial statements are prepared in accordance with the modified statutory basis (MSB) of reporting of long-term business. This is in accordance with the Statement of Recommended Practice issued by the Association of British Insurers (ABI) in December 1998. In broad terms, MSB profits for long-term business reflect the aggregate of statutory transfers from with-profit funds and profits on a traditional deferred and matching approach for other long-term business. Consequently, in addition to determining the Group’s statutory profit and reserves it informs the Board in determining the Group’s dividend policy.

However, the products sold by the insurance industry are by their nature long-term, as it commits to service the products for many years into the future. In some cases policies require customers to continue to pay further premiums in the future. Profit on such sales is generated over a significant number of years.

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Since 1997 Prudential and the other major UK quoted groups have additionally adopted the achieved profits basis, as a supplementary accounting measure in order to give a better reflection of the value attaching to long-term insurance business contracts. Achieved profits basis financial statements are prepared under guidance issued by the ABI in December 2001.

Insurance companies in many countries use comparable bases of accounting for management purposes. We believe that the achieved profits basis provides useful information for shareholders. The principle of achieved profits basis accounting is that it reports the total amount of the cash earnings, in present value terms, that are expected to emerge over time from business already sold and still in force making full allowance for the risks attached to these future cash flows. In determining these expected cash earnings Prudential takes account of recent experience in assessing likely persistency, mortality and expenses. Economic assumptions as to future investment returns and inflation are based on market data.

The achieved profits method provides a good indicator of the value being added by today’s management in a given accounting period and demonstrates whether shareholder capital is being deployed to best effect. In contrast, for many types of contract, the MSB result does not reflect the long-term benefit that will arise in the future from current management initiatives and capital expenditure in the year under review, focusing instead on the amounts accruing to shareholders in the current year only, from business already in force.

The achieved profits basis is a value based method of reporting in that it reflects the change in value of the business. The results on the achieved profits basis can be used to demonstrate the underlying development of the business.

Shareholders’ funds on an achieved profits basis at a given point in time represent, in present value terms, the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth of the company. The results can be presented in a way that provides details to management and shareholders of the change in value during the reporting period.

The change in this value can be analysed as shown in the achieved profits basis shareholders’ funds chart. This takes account of: the value added from new business sold during the year; the change in value from existing business already in place (in force) at the start of the year; short-term fluctuations in investment returns and economic assumption changes; other items (for example, profit from other Group operations, tax, foreign exchange, exceptional items); and dividends.

The value added from new business (being the present value of the cash flows arising from new business written in the year) is a key metric used in the management of the business. The change in value of business in force in the year demonstrates how the existing book is being managed.

Achieved profits basis results are prepared by first making assumptions about a number of factors including levels of

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future investment return, expenses, surrender levels and mortality. These best estimate assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the risks associated with the cash flows. The risk discount rate is determined using the actual yield on long-term government bonds plus a risk margin. The projected future cash flows are prepared on a single set of assumptions and the actual outcome may be different from that projected. Where the actual outcome is different, this will be reflected in the ‘experience variances’ for that year.

The total profit that emerges over time from an individual contract as calculated using the achieved profits basis is the same as that calculated under the modified statutory basis. However, since the achieved profits basis reflects discounted future cash flows under this methodology the profit emergence is advanced; thereby linking more closely to the consequences of current management actions and the risks and benefits from business sold in the year.

The achieved profits basis can be illustrated by considering a theoretical individual contract. Using assumptions for the drivers of future income and expenditure (including levels of future investment return, expenses, surrender levels and mortality) a profile of future cash flows can be estimated. These cash flows are then discounted back to the point of sale to give a new business profit.

The achieved profits basis profits emerging in a given accounting period will comprise the unwinding of the discount (which arises from discounting future cash flows for one fewer period) and the profit or loss arising from any difference between the actual cash flow and the cash flow, which had been assumed in the accounting period under review.

Set out (top right) is a profit profile for a typical with-profits product, for illustration purposes only. The pattern of the profit emergence varies by product.

The different timing of profit recognition under the two bases is also shown (bottom right), which demonstrates the cumulative level of profit recognition for the yearly profits shown in the previous chart. It shows that under the achieved profits basis profits emerge earlier, but over time, the total profit is the same under both bases. These charts are purely illustrative of the general features of the different reporting bases.

Prudential plc Annual Review and Summary Financial Statement 2002 25

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Corporate Responsibility Review

Our Group Code of Conduct lays down the principles of corporate responsibility (CR) at Prudential and provides the basis for our forward planning. Corporate actions have a profound impact on how we are viewed by customers, employees, shareholders, communities, government and others. We believe that having a sound reputation for behaving responsibly provides a strong basis for growth and will enhance our financial success over the long term.

In 2002, we extended measures to ensure that CR is fully integrated across the Company in each of our markets and is overseen at the highest level. We have:

•	Established a governance structure, which includes a new company-wide CR Policy Group (CRPG), reporting to our Group Finance Director on strategic issues.

•	Reinforced our commitment to CR through the introduction of a new Group CR policy.

Marketplace
While we sell different products in each of our markets, we are fundamentally dealing with the universal need for financial security. We aim to help consumers become better informed about financial matters so that they can manage their financial affairs more effectively. Our work in this area includes our ‘Plan from the Pru’ in the UK, which provides a simple, impartial step-by-step guide to planning finances.

The savings gap in the UK is estimated by the Association of British Insurers to be as much as £27 billion. Our Plan aims to provide people with access to the information they need to allow them to think about and address their own savings gap. It includes providing them with information about a number of products which are not provided by Prudential. It is supported by a free telephone number so that customers can discuss their individual needs with staff who have been specially trained in clear communications.

Workplace
Recruitment, retention and development of the best people is critical to a business such as ours, in order to maintain standards of service and our competitive advantage. Our business units produce and implement local plans in support of this, reflecting overall Group policy in areas such as employee learning and diversity.

•	In Asia, PruUniversity continues to offer courses to employees and agents that develop their skills and knowledge in areas essential to their current roles as well as the future needs of the financial services industry. In 2002 this programme was extended to our agents in Malaysia.

•	In the US, JNL helps to meet the costs of continuing education opportunities for staff, in addition to providing a range of training options including courses delivered via computer technology.

•	In the UK, the ‘You Choose’ programme enables employees to create their individual benefits portfolio from a selection of lifestyle and leisure benefits including additional holiday or access to health schemes. On launch in October 2002 80 per cent of employees took the opportunity to change their benefits to a more flexible and individual portfolio.

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Communities
In partnership with charities and educational bodies, we are actively promoting lifelong financial learning. In 2002, we joined forces with the Organisation for Economic Co-operation and Development (OECD) to fund a major three-year research programme. This will inform dialogue with opinion formers across markets about how financial education might play a part in helping consumers plan effectively for the long term and cater for increasingly complex needs. In the UK, our financial literacy work continues with organisations such as Citizens’ Advice, through the funding of a grant scheme to enable local advice bureaux to deliver community-based projects, supported by a dedicated programme manager.

We also enhance the sustainability of the communities around our business through support for local projects, many of which also benefit from the support and skills of our employees. In China, PCA supports children in poorer provinces with their tuition fees at CITIC Prudential Hope School. In Vietnam, staff help a wide range of causes by taking part in dedicated volunteering days. In 2002 employees at JNL who volunteer in their local communities participated in Prudential’s volunteer reward programme, which provides grants to community groups supported by members of staff.

Our support for communities consists of cash donations and support in kind, such as office space and computer equipment as well as the time and skills of our employees. In 2002, our community support activity amounted to £3.3 million, of which £1.6 million was spent on charitable donations.

Environment
Our direct environmental impact is principally through our UK property investment portfolio and our occupied buildings. We are committed to minimising this through the careful management of our day-to-day business activities and by working with suppliers to improve overall efficiency. We also have an indirect impact on the environment through the investments we make on behalf of customers. M&G, our UK and European fund manager, believes that well-managed and growing businesses will, as a matter of course, take environmental and social issues into account in moving their businesses forward. M&G asks the companies in which it invests for a well-reasoned and practical approach, recognising that this can vary according to each company’s circumstances.

Dialogue and Communication
In setting CR strategy, we benchmark our social and environmental performance against that of our peers in the financial services sector and wider best practice. We also maintain dialogue with business and non-business interest groups in order that our approach to CR remains meaningful and relevant. We are committed to reporting our CR progress publicly on an annual basis, using quantifiable, measurable data where possible. Detailed information about our CR policies and programmes can be found in our on-line CR report (www.prudential.co.uk).

*A total of 2,152 adults aged 15+ were interviewed between 22 to
27 November 2001 across 210 sampling points in the UK. Data was then weighted to reflect the national population profile.

Prudential plc Annual Review and Summary Financial Statement 2002 27

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Board of Directors

1. David Clementi Chairman (Age 54)
Chairman since 1 December 2002. He is also a non-executive director of Rio Tinto plc with effect from 28 January 2003. From September 1997 to August 2002 he was Deputy Governor of the Bank of England. During this time he served as a member of the Monetary Policy Committee and as a non-executive director of the Financial Services Authority. From 1975 to August 1997 he worked for Kleinwort Benson, latterly as Chief Executive.

2. Jonathan Bloomer FCA (Age 48)
A director since 1995 and Group Chief Executive since March 2000. Previously Deputy Group Chief Executive and Group Finance Director. Non-executive director of Egg plc. Deputy Chairman of the Practitioner Panel of the Financial Services Authority. Board Member of the Association of British Insurers.

3. Philip Broadley FCA (Age 42)
Group Finance Director since May 2000. Previously he was with the UK firm of Arthur Andersen where he became a partner in 1993. He specialised in providing services to clients in the financial services industry, including regulators and government agencies in the UK and US.

4. Clark Manning (Age 44)
A director since January 2002. President and Chief Executive Officer of Jackson National Life since November 2001. Previously Acting Chief Executive Officer and Chief Operating Officer of Jackson National Life which he joined in 1995. Previously Senior Vice President and Chief Actuary for SunAmerica Inc, and prior to that Consulting Actuary at Milliman & Robertson Inc. Fellow of the Society of Actuaries and a Member of the American Academy of Actuaries.

5. Michael McLintock (Age 41)
A director since September 2000. Chief Executive of M&G since February 1997, a position he held at the time of M&G’s acquisition by Prudential in March 1999. Joined M&G in October 1992. Non-executive director of Close Brothers Group plc and CoFunds Holdings Limited.

6. Mark Tucker (Age 45)
A director since 1999. Chief Executive of Prudential Corporation Asia since 1994. Previously General Manager of Prudential, Hong Kong from 1989 to 1992 and Senior Vice President of Operations of Jackson National Life from 1992 to 1994. Joined Prudential in 1986.

7. Mark Wood (Age 49)
A director and Chief Executive of Prudential Assurance, UK and Europe since June 2001. Non-executive director of European e-commerce technology company Lost Wax since December 2001. Previously Chief Executive of Axa UK plc (formerly Sun Life & Provincial Holdings plc) and Axa Equity and Law plc, and Managing Director of AA Insurance. Prior to that a director of Guardian Royal Exchange plc, Deputy Chairman of the Association of British Insurers and Chairman of PPP Health Insurance.

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8. Sir David Barnes CBE (Age 67)
A director since 1999. Non-executive Deputy Chairman of Syngenta AG. Previously non-executive Chairman of Imperial Cancer Research Technology Limited. Deputy Chairman of AstraZeneca plc to April 2001 and prior to that Chief Executive of Zeneca Group PLC. Member of the Board of Trustees, British Red Cross Society. Previously Deputy Chairman of Business in the Community.	10. Ann Burdus CBE (Age 69)
A director since 1996. Non-executive director of Next plc. Trustee of the Barts & Royal London Charitable Foundation. Previously a non-executive director of Safeway plc and a committee member of the Automobile Association.	12. Rob Rowley (Age 53)
A director since 1999. Deputy Chairman of Cable & Wireless Public Limited Company and a non-executive director of Taylor Nelson Sofres plc and UK eUniversities Worldwide. Retired as a director of Reuters Group PLC in December 2001.

9. Bart Becht (Age 46)
A director since May 2002. Chief Executive of Reckitt Benckiser plc. He joined Benckiser N.V. in 1988 and was appointed Chief Executive in 1995; Benckiser N.V. and Reckitt & Colman plc merged in December 1999. Previously he served in various functions in Procter & Gamble.

11. Roberto Mendoza (Age 57)
A director since May 2000. Non-executive Chairman of Egg plc. Non-executive director of Reuters Group PLC, The BOC Group plc and Vitro SA. Founder member of Integrated Finance Limited. Member of the World Bank – IFC Bank Advisory Group. Trustee of the London Symphony Orchestra. Previously Vice Chairman and director and a member of the Corporate Office of JP Morgan & Co, Inc., and a managing director of Goldman Sachs.

13. Sandy Stewart (Age 69)
A director since 1997. Chairman of Murray Extra Return Investment Trust plc and of the Scottish Amicable (supervisory) Board. Previously a practising solicitor and Chairman of Scottish Amicable Life Assurance Society.

Ages as at 21 March 2003.

Prudential plc Annual Review and Summary Financial Statement 2002 29

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Summary Corporate Governance Report

The directors support the Combined Code on Corporate Governance (the Code). The Company has complied throughout the accounting period ended 31 December 2002 with all the Code provisions, save for the appointment of a senior independent director. The 2002 Annual Report contains our full corporate governance statement.

Organisational Structure
The organisational structure of the Group is clearly defined by reference to business units for which individual business unit chief executives are responsible. They report to the Group Chief Executive. The Board, the members of which are set out on pages 28 and 29, meets regularly, usually eight times a year with a separate strategy day and additional meetings as and when required. In 2002 the Board met 10 times and there were a further five Board Committee meetings in addition to the regular Board Committees. During 2002, the directors’ average rate of attendance at Board meetings was 95 per cent. The Board determines the objectives and strategy for the Group. Authority is delegated to the Group Chief Executive for implementing the strategy and for managing the Group. In discharging his responsibility, the Group Chief Executive is advised and assisted by a Group executive committee, comprising all the business unit heads and a Group head office team of functional specialists.

All directors have direct access to the advice and services of the Company Secretary and independent professional advice. Papers are provided to all directors approximately one week before the relevant Board or Committee meeting. The non-executive directors were throughout the year and continue to be considered to be independent. Given the calibre and experience of our non-executive directors and given that the roles of the Chairman of the Board, the Group Chief Executive, the Chairman of the Audit Committee and the Chairman of the Remuneration Committee were all held by different people, the Board did not believe that it was appropriate to recognise a senior independent director, other than these directors, to whom concerns can be conveyed in respect of relevant issues.

Non-executive directors are appointed initially for a three-year term. The appointment is then reviewed towards the end of this period. Upon appointment, all non-executive directors embark upon a programme of induction. Training is available for executive directors where appropriate.

All directors are required to submit themselves for re-election at regular intervals and at least every three years, and annually at each Annual General Meeting following their reaching the age of 70.

As a major institutional investor, the Company is aware of the importance of maintaining good relations with its shareholders. The Company regularly holds discussions with major shareholders and a programme of meetings took place during 2002. Information on the Company is also made available on our website at www.prudential.co.uk

The directors have reviewed the effectiveness of the Group’s system of internal controls for the financial year.

Board Committees
The Board has established the following standing committees of non-executive directors with written terms of reference:

Audit Committee
Rob Rowley (Chairman)
Bart Becht
Ann Burdus
Sandy Stewart

The Audit Committee normally meets six times a year and assists the Board in meeting its responsibilities under the Code in ensuring an effective system of financial reporting, internal control and risk management. It provides a direct channel of communication between the external and internal auditors and the Board, and assists the Board in ensuring that the external audit is conducted in a thorough, objective and cost-effective manner. It also reviews the Internal Audit annual work plan. The terms of reference of the Audit Committee include reviewing with the management of the Company and the external auditors the performance of the external auditors and the extent of non-audit services; and the value for money obtained from auditors’ fees for both statutory audit work and non-audit work. The Audit Committee monitors regularly the non-audit services being provided to the Group by its auditors and has taken account of the developing requirements in the United Kingdom and the United States on the types of services that the external auditors may provide. No significant changes to the Audit Committee’s existing policies in this area have been required. The Audit Committee annually reviews the auditors’ independence.

The external audit was last put out to competitive tender in 1999 when the present auditors were appointed. During 2002 the Audit Committee, as part of its scrutiny of auditors’ performance, reviewed the audit fee paid to them. The basis of the fee had been fixed for three years at the time of their appointment. The audit fee paid in 2002 reflects the increase in the auditors’ reporting responsibilities, such as the Group’s US filing obligations, and the increase in the extent of the Group’s operations since 1999.

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Since the year end, the terms of reference of the Audit Committee have been reviewed and amended in order to ensure they comply with the provisions of the US, Sarbanes-Oxley Act, 2002 as they affect UK companies with a dual-listing in the US.

On 20 January 2003, Sir Robert Smith’s report ‘Audit Committees – Combined Code Guidance’ was published. It is expected that the guidance will be incorporated into the Code later this year. The Audit Committee is currently reviewing the guidance contained in the report and the appropriateness of the best practice recommendations made and will consider further what, if any, additional changes are required.

Remuneration Committee
Roberto Mendoza (Chairman from 1 July 2002)
Sir David Barnes (Chairman until 1 July 2002)
Bart Becht
Ann Burdus
Rob Rowley
Sandy Stewart

The Remuneration Committee normally has scheduled meetings at least twice a year and a number of ad hoc meetings, as required, to review remuneration policy and determines the remuneration packages of the executive directors.

Except in relation to the remuneration of the Group Chief Executive, when only the Chairman is consulted, the Remuneration Committee consults the Chairman and the Group Chief Executive about the Committee’s proposals relating to the remuneration of all executive directors. The Committee has access to professional advice inside and outside the Company.

Nomination Committee
The Company has a standing Nomination Committee with written terms of reference, the members of which are:

David Clementi (Chairman)
Sir David Barnes
Ann Burdus
Sandy Stewart

The Nomination Committee meets as required to consider candidates for appointment to the Board and to make recommendations to the Board in respect of those candidates.

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Remuneration Report
for year ended 31 December 2002

Introduction
What this report covers
This report to shareholders:

•	Sets out our remuneration policy.

•	Explains the policy under which our executive and non-executive directors were remunerated for the year ended 31 December 2002.

•	Sets out tables of information showing details of the remuneration and share interests of all the directors for the year ended 31 December 2002.

Compliance with the Directors’ Remuneration Regulations 2002
This report has been approved by the Board and as required by The Directors’ Remuneration Report Regulations 2002 (the Regulations), a resolution will be put to shareholders at the Annual General Meeting inviting them to consider and approve this report. This report complies with the requirements of the Regulations and KPMG Audit Plc have audited the sections contained in pages 36 to 42 of this report as required by the Regulations.

The Remuneration Committee
Role of the Remuneration Committee
Your Board believes that a properly constituted and effective Remuneration Committee is key to ensuring that executive directors’ remuneration is aligned to shareholders’ interests and enhances the competitiveness of the Company. The Board has delegated to the Remuneration Committee the setting of the remuneration policy and individual remuneration packages for executive directors. The fees of non-executive directors are a matter for the Board itself.

Membership of the Remuneration Committee
The members of the Remuneration Committee during 2002 were all independent non-executive directors, as shown below:

Roberto Mendoza (Chairman from 1 July 2002)
Sir David Barnes (Chairman until 1 July 2002)
Bart Becht (joined the Committee on 9 May 2002)
Ann Burdus
Rob Rowley
Sandy Stewart

The Chairman and the Group Chief Executive attend
Remuneration Committee meetings to provide background and context on matters relating to the remuneration of the other executive directors, but do not attend when their own remuneration is discussed. No director is involved in determining his or her own remuneration. The Remuneration Committee meets on at least two occasions each year and more frequently if the need arises.

Advisers to the Remuneration Committee
During 2002 the Group Human Resources Director was invited by the Committee to provide her views and advice. The Committee appointed Ernst & Young LLP to provide advice on long-term incentive arrangements. The Company, with the agreement of the Committee, appointed Towers Perrin to provide information on market data and Freshfields Bruckhaus Deringer to advise on legal matters. Ernst & Young LLP also provided consultancy advice to the Company, Towers Perrin provided consultancy advice and salary survey information and Freshfields Bruckhaus Deringer provided other legal advice to the Company.

Compliance with the Combined Code
During the year, the Company has complied with Schedule A and Schedule B of the Combined Code’s provisions relating to the Principles of Good Governance and Code of Best Practice regarding directors’ remuneration.

Remuneration Policy
The aim of the policy is to be able to recruit and retain the highest calibre executives. To achieve our objective, Prudential must use remuneration practices relevant to the different markets around the world in which we do business. We need to do this within the context of our UK base, which has its own regulatory framework and shareholder views and we will be guided by UK corporate governance standards.

Remuneration policy for executive directors
For 2003, the Board, on the recommendation of the Remuneration Committee, has maintained the remuneration policy that was applied in 2002. The policy on remuneration levels and elements of the remuneration package is set out below. The Remuneration Committee will keep the policy relating to long-term incentives under review. Otherwise, it is expected that this policy will remain the policy in subsequent years, although the Remuneration Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of changes in the Company’s business environment and in remuneration practice so the policy may be subject to amendment in future years. Any changes in the policy after 2003 will be described in future Remuneration Reports.

Key principles of the remuneration policy
The principles developed by the Remuneration Committee reflect the relative importance of those elements that are performance related and those which are fixed and are as follows:

•	A high proportion of total remuneration will be delivered through performance related reward.

•	A significant element of performance related reward will be provided in the form of shares.

•	The total remuneration package for each director will be set against the relevant employment market.

•	Performance measures will include both absolute financial measures and comparative measures as appropriate to provide a clear alignment between the creation of shareholder value and reward.

•	Performance will be rewarded at both a regional and Group level.

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Total remuneration levels
Total remuneration means for these purposes basic salary and short and long-term incentives. Award levels for short and long-term incentives for the Group Chief Executive will be set by the Remuneration Committee by reference to the total remuneration levels of other Chief Executives of UK based major international companies and major UK financial companies. This approach reflects the international scope of Prudential’s business while ensuring that remuneration is determined by reference to UK pay levels. The total remuneration levels for the other executive directors will be set similarly by reference to levels in their relevant markets. All pay data will be externally provided.

Elements of the remuneration package
Basic salary
The Remuneration Committee normally reviews, on an individual basis, executive directors’ salaries each year, having regard to business results, individual accountabilities and performance, and market conditions.

Annual incentive plans
The annual incentive plan for executive directors is designed to reward the creation of value during the year, while supporting sustained long-term value creation. Annual incentive payouts for all executive directors are dependent on performance. Performance is measured against the stretching quantitative financial targets and business objectives in our business plans. Personal performance is also taken into account. Annual bonus awards are not pensionable.

For executive directors, annual incentive awards are determined as a percentage of their basic salaries at the end of the year. For 2003, Jonathan Bloomer, Philip Broadley, Mark Tucker and Mark Wood are eligible for awards of up to 110 per cent of their basic salary. The award for on target performance is 50 per cent of basic salary, to be paid in cash. These executive directors are further aligned with the interests of shareholders in that any part of the annual incentive award made for performance above target is made in Prudential shares. Receipt of these shares is deferred and the shares are normally only released after three years providing the director is still in employment. During the deferral period, dividends accumulate for the benefit of award holders.

Michael McLintock is eligible to receive an annual incentive award in line with remuneration levels in the investment management industry of 300 per cent of basic salary for target performance based on the profits of M&G, the fund performance of M&G and Group and individual performance, with a maximum of 500 per cent of basic salary. Any part of the annual incentive award made for performance above target will be made in Prudential shares. Receipt of these shares is deferred and the shares are normally only released after three years providing the director is still in employment. During the deferral period, dividends accumulate for the benefit of the award holder.

Clark Manning is eligible to receive an annual bonus which provides for a percentage share of a bonus pool geared to the profits of Jackson National Life. In addition, his targets include elements that depend on Group and individual performance which provide 100 per cent of basic salary for target performance with a maximum of 120 per cent.

Clark Manning is also eligible to participate in a US tax qualified all-employee profit sharing plan.

Long-term incentive plans
Our long-term incentive plans are designed to drive the underlying financial performance of the business, i.e. value creation, and relative Total Shareholder Return (TSR). The plans also recognise that strong regional performance is critical to Group performance.

The policy for long-term incentive awards and levels in 2003 is set out below, and is the same as the policy in 2002.

Restricted Share Plan
The Group’s primary long-term incentive plan is the Restricted Share Plan (RSP) which is designed to provide rewards linked to the returns to shareholders.

This is an important performance-related element of the total reward package for executive directors. It is designed to reward the achievement of TSR relative to other companies in the FTSE 100 at the beginning of each three-year performance period. This performance measure was chosen when the RSP was introduced as it reflected a combination of market practice, an assessment of Prudential’s main competitors and the focus of UK investors at that time. In addition, for awards under the RSP to vest, the Remuneration Committee must be satisfied with the Company’s underlying financial performance over the same period.

Under the RSP executive directors receive annual grants of conditional awards of shares in the Company which are held in trust for three years. At the end of each three-year performance period, a right to receive shares at no cost to the individual may be granted, dependent on the Company’s performance. No rights will be granted if the Company’s TSR performance as ranked against the comparator group is at the 60th percentile or below. The maximum grant will be made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made is calculated on a straight line sliding scale. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

In 2003, for the Group Chief Executive, the conditional RSP award is equivalent to 200 per cent of basic salary at the time of the grant of the conditional award. For Philip Broadley, Clark Manning, Mark Tucker and Mark Wood, the award is equivalent to 160 per cent of basic salary. For Michael McLintock the award is equivalent to 80 per cent of basic salary.

Regional and sector focus
We believe that to grow the value of Prudential for our shareholders, we need to focus on growing each area of our business. Each executive director that runs an area of our business participates in two long-term incentive plans. To reflect Group responsibilities awards are made under the RSP described above, and awards are also made under the business specific long-term incentive plans described below, reflecting those responsibilities. In all cases the performance period for 2003 awards runs from the beginning of 2003 to the end of 2005.

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Remuneration Report continued
for year ended 31 December 2002

Clark Manning
To reflect his role as Chief Executive of Jackson National Life, Clark Manning participates in a cash-based long-term plan that rewards the growth in appraisal value of Jackson National Life over the three-year performance period. All awards are geared to the change in the Prudential plc share price over the performance period. Any award is made following the end of the performance period. No award may be made under the 2003 plan unless the growth of Jackson National Life, as measured under the plan, is greater than eight per cent per annum compound over the performance period, for which a payment of $864,240 may be made, adjusted by a factor reflecting the Prudential plc share price change over the performance period. The on-target payout that may be made, for which a growth rate of 11.5 per cent per annum compound is required, is $1,728,480, also geared to the Prudential plc share price change. If a growth rate of 17.5 per cent per annum compound or more is achieved a maximum of 150 per cent of the target award, also geared to the Prudential plc share price change, may be paid. For payouts for performance between these points a sliding scale applies.

Michael McLintock
To reflect his role as Chief Executive of M&G, Michael McLintock participates in the M&G Chief Executive Long-term Incentive Plan that is designed to provide a cash reward through phantom M&G share awards and phantom M&G share options. The change in the phantom share price equals the change in M&G profit, modified up or down by the investment performance of M&G, over the relevant period. The phantom share awards have a performance period of three years and the award vests at the end of the performance period. For 2003 the face value of the award is £225,000. Provided they have value, the phantom share options may be exercised in part or in full during annual exercise periods after three to seven years from the start of the performance period. For 2003 the phantom option award has a face value of £367,800.

Mark Tucker
To reflect his role as Chief Executive of Asia, Mark Tucker participates in the Asian Long-term Incentive Plan which is a cash-based plan that rewards the growth in value of our major Asian businesses over the three-year performance period. Any award is made following the end of the performance period. No payment under the 2003 plan will be made unless the growth of the Asian business, as measured under the plan, is greater than a growth rate of 15 per cent per annum compound over the performance period. At this level of performance 50 per cent of basic salary may be paid under the plan. The on-target payout that may be made, for which a growth rate of 35 per cent per annum compound is required, is a payment of 100 per cent of basic salary. If a growth rate of 50 per cent per annum compound or more is achieved, a maximum payment of 150 per cent of basic salary may be made. For payouts for performance between these points a sliding scale applies.

Mark Wood
To reflect his role as Chief Executive of UK & Europe, Mark Wood participates in a cash-based long-term plan that rewards the growth in appraisal value of UK & Europe over the performance period. Any award is made following the end of the three-year performance period. No award may be made under the 2003 plan unless the growth in appraisal value of the UK & Europe business, as measured under the plan, is greater than eight per cent per annum compound over the performance period. At this level of performance a payment of 50 per cent of basic salary may be made. The on-target payout, for which a growth rate of 11.5 per cent per annum compound is required, is 75 per cent of basic salary. If a growth rate of 17.5 per cent per annum compound or more is achieved, a maximum of 100 per cent of basic salary may be paid. For payouts for performance between these points a sliding scale applies.

Chairman’s Letter of Appointment and Benefits
The Chairman joined the Company on 1 December 2002. He has a letter of appointment dated 5 September 2002 under which he is paid annual fees. The notice period is 12 months from either party. The Chairman participates in a medical insurance scheme, has life assurance cover and a car and driver is made available for his use. He is entitled to a supplement to his fees, intended for pension purposes. He is not a member of any Group pension scheme.

Directors’ Service Contracts and Letters of Appointment
Executive directors have contracts that terminate on their normal retirement date, which is the date of their 60th birthday. The normal notice of termination which the Company is required to give executive directors is 12 months, although for newly appointed directors there may be an initial contractual period of up to two years before the 12 months’ notice period applies. The service contracts for all current executive directors contain a 12 months’ notice period from the Company. When considering termination of service contracts, the Remuneration Committee will have regard to the specific circumstances of each case, including a director’s obligation to mitigate his loss.

The contract for Clark Manning is a renewable one-year fixed-term contract. The contract is renewable automatically upon the same terms and conditions unless the Company or Clark Manning gives at least 90 days’ notice prior to the end of the relevant term. In the case of the former, Clark Manning is entitled to continued payment of salary and benefits for the period of one year from the day such notice is delivered to him. The contract can also be terminated by the Company or Clark Manning by giving 12 months’ notice. In mitigation of his loss, payments of Clark Manning’s salary during any period following the termination of employment will be reduced by the amount of any compensation earned by him from any subsequent employer or from any person for whom he performs services. Benefits to be provided during such period will also be cancelled to the extent that comparable benefits are available to him from these alternative sources.

Prior to his appointment as an executive director, Clark Manning participated in the Brooke Holdings Inc Change of Control Severance Plan that provides payments in the event of the termination of his employment within 24 months, resulting from a change of control of Jackson National Life. The compensation to which Clark Manning is entitled under the plan is based on 2.5 times his annual compensation and immediate vesting of his long-term incentive plans. Under the terms of his appointment as an executive director, his participation in the plan ceases on 9 November 2004.

Executive directors with the exception of Michael McLintock are required to give 12 months’ notice of termination to the Company. Michael McLintock is required to give six months’ notice to the Company.

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Name	Date of contract	Notice period to the Company	Notice period from the Company
Executive directors
Jonathan Bloomer	5 March 1999	12 months	12 months
Philip Broadley	12 April 2000	12 months	12 months
Clark Manning	7 May 2002	12 months*	12 months*
Michael McLintock	21 Nov 2001	6 months	12 months
Mark Tucker	9 Oct 2001	12 months	12 months
Mark Wood	5 Oct 2001	12 months	12 months

* The contract can also be terminated by issuing a non-renewal notice as described above.

Non-executive directors do not have service contracts but are appointed pursuant to letters of appointment which are terminable by the Company at any time without liability for compensation.

Name	Date of initial appointment by the Board	Commencement date of current three-year term	Expiry date of current three-year term
Non-executive directors
Sir David Barnes	4 January 1999	AGM 2002	AGM 2005
Bart Becht	9 May 2002	AGM 2003[2]	AGM 2006
Ann Burdus	21 November 1996	AGM 2000	AGM 2003
Roberto Mendoza	25 May 2000	AGM 2001	AGM 2004
Rob Rowley	8 July 1999	AGM 2000	AGM 2003
Sandy Stewart	9 October 1997	AGM 2001	AGM 2004

Notes
1. Under the terms of their letters of appointment, the non-executive directors serve for an initial term of three years following their election by shareholders at the Annual General Meeting after their appointment by the Board.

2. The commencement of Bart Becht’s initial term is subject to a resolution for his election being passed at the Annual General Meeting.

Benefits and Protections
Executive directors receive certain benefits, principally the provision of a cash allowance for a car, except for Clark Manning, participation in medical insurance schemes and, in some cases, the use of a car and driver and security arrangements. These benefits are not pensionable. The executive directors’ pension arrangements and life assurance provisions are set out in the Pensions and Life Assurance section.

Except for Clark Manning, the executive directors are eligible to participate in the Company’s Savings-Related Share Option Scheme. Options granted under this scheme are not subject to performance conditions because this is an all-employee share scheme governed by specific tax legislation.

In addition, the Company provides certain protections for directors and senior managers against personal financial exposure that they may incur in their capacity as such.

Policy on External Appointments
Subject to the Board’s approval, executive directors are able to accept a limited number of external appointments as non-executive directors of other organisations.

Non-executive Directors’ Remuneration
Non-executive directors are not eligible to participate in annual incentive plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board subject to the overall limit set by the shareholders, within the Articles of Association, and reflect their individual responsibilities including membership of Board committees. The Board reviews the fees annually.

The basic fee payable to each non-executive director was increased from £32,500 to £40,000 per annum from June 2002. Non-executive directors use the portion of their fees above £25,000 to purchase shares in the Company, on a quarterly basis, that they will hold at least until their retirement from the Board.

The Chairmen of the Audit and Remuneration Committees are each paid an additional fee of £10,000 per annum in respect of their roles and the other members of these Board Committees are each paid an additional fee of £5,000 per annum. The amount of these fees, net of applicable taxes, are used by the non-executive directors to purchase shares in the Company, on a quarterly basis, which will be held at least until their retirement from the Board.

Roberto Mendoza, as Chairman of Egg, receives a fee of £75,000 per annum and Sandy Stewart, as Chairman of the supervisory board of the Scottish Amicable Insurance Fund, receives a fee of £30,000 per annum.

Performance Graph
The line graph below represents the comparative Total
Shareholder Return (TSR) of the Company during the five years from 1 January 1998 to 31 December 2002. In producing this graph it has been assumed that all dividends paid have been reinvested and share price averaging over a 90-day period has been used to reduce the effect of short-term share price volatility.

Prudential plc Annual Review and Summary Financial Statement 2002 35

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Remuneration Report continued
for year ended 31 December 2002

Directors’ Remuneration
	Salary/Fees £000	Bonus £000	Benefits £000	Total 2002 £000	2001 Annual payments £000	*	2001 Other payments £000	Total 2001 £000

Chairman
David Clementi (appointed 1 Dec 2002, note 3)	35	–	2	37	–		–	–

Executive directors
Keith Bedell-Pearce (retired 31 Dec 2001, note 4)	–	–	–	–	551		–	551
Jonathan Bloomer	725	244	43	1,012	1,016		–	1,016
Philip Broadley	433	158	28	619	543		–	543
Clark Manning (appointed 2 Jan 2002, note 5)	532	392	12	936	–		–	–
Michael McLintock (note 6)	310	968	51	1,329	1,119		327	1,446
Mark Tucker (notes 7 and 8)	400	394	119	913	849		–	849
Mark Wood (appointed 21 June 2001, note 9)	450	162	42	654	459		275	734

Total executive directors	2,850	2,318	295	5,463	4,537		602	5,139

Non-executive directors
Sir David Barnes	42	–	–	42	35		–	35
Bart Becht (appointed 9 May 2002)	32	–	–	32	–		–	–
Ann Burdus	45	–	–	45	35		–	35
Sir Roger Hurn (resigned 30 Nov 2002, note 10)	275	–	17	292	309		–	309
Bridget Macaskill (resigned 16 Mar 2001)	–	–	–	–	8		–	8
Roberto Mendoza	118	–	–	118	109		–	109
Rob Rowley	49	–	–	49	37		–	37
Sandy Stewart	75	–	–	75	65		–	65

Total non-executive directors	636	–	17	653	598		–	598

Overall total	3,521	2,318	314	6,153	5,135		602	5,737

* Excluding other payments, detailed below.

Notes
1. The highest paid director for 2002 was Mark Tucker, whose total emoluments were £1,455,227, which included £495,350 from the 1999 Asian Long-term Incentive Plan and £46,408 from the 1999 RSP award. Additionally in 2002 the Company made a pension contribution of £49,730 on his behalf to the Prudential Staff Pension Scheme.

2. No expense allowances were paid.

3. David Clementi’s fee level is £420,000 per annum.

4. For Keith Bedell-Pearce the 2001 total included an annual bonus payment and a payment recognising his contribution to the Company’s long term objectives, totalling £165,000 and made in 2002, which were disclosed in the 2001 Report.

5. Clark Manning’s bonus figure excludes a contribution of £6,654 from a profit sharing plan that has been made into a 401k retirement plan which is reported in the table on pension contributions on page 42.

6. Michael McLintock’s bonus for 2001 included a payment of £327,250 pursuant to his contractual arrangements following the purchase of M&G in 1999.

7. Mark Tucker’s benefits include an allowance of £111,000 for housing paid to reflect his expatriate circumstances.

8. Mark Tucker’s 2002 bonus includes a deferred share award of £194,436. His 2001 bonus figure included a deferred share award of £120,000, the details of which are reported in the section on Other Share Awards on page 39. Mark Tucker’s 2001 bonus figure in the 2001 Report also included a payment of £495,350 from his 1999 Asian Long-term Incentive Plan that is now included in the table on Other Long-term Incentive Plans on page 38 and the 2001 figure in the table above has been adjusted accordingly.

9. Mark Wood’s 2001 bonus included a payment of £275,000 in respect of his joining the Company. His 2001 bonus figure also included a deferred bonus of £39,720 in the form of shares the details of which are reported in the section on Other Share Awards on page 39.

10. Sir Roger Hurn’s details, as former Chairman, are reported with the non-executive directors for consistency with the 2001 Report. A car and driver were made available for his use.

36 Prudential plc Annual Review and Summary Financial Statement 2002

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Directors’ Long-term Incentive Plans
Restricted Share Plan
Details of conditional awards made under the Restricted Share Plan are shown below. These shares are held in trust and represent the conditional awards out of which rights may be granted, at the end of the relevant performance period, dependent on the performance conditions as described under the policy on long-term incentive plans on page 33.

In respect of awards made in 1999 under the Restricted Share Plan, the Company’s TSR was ranked 43rd out of the 84 relevant comparator companies remaining in the FTSE 100 (i.e. the 51st percentile) for the three-year performance period ended on 31 December 2001. As Prudential’s position was higher than 60th percentile, a proportion of the shares could be released and in respect of the 1999 awards rights were granted over 22.5 per cent of the shares conditionally awarded to executive directors. The rights over the other shares lapsed.

In respect of awards made in 2000 under the Restricted Share Plan, the Company’s TSR was ranked 62nd out of the 88 relevant comparator companies remaining in the FTSE 100 (i.e. the 70th percentile) for the three-year performance period ended on 31 December 2002. As Prudential’s position must be higher than 60th percentile for awards to be made, the 2000 awards have lapsed and rights will not be granted over any of the shares conditionally awarded to executive directors.

The awards made in respect of 2001 and 2002 under the Restricted Share Plan run to 31 December 2003 and 31 December 2004 respectively and any grants under these plans will be based on the TSR ranking determined at the end of each of those performance periods. Performance under these plans was ranked respectively at percentile positions 63rd and 79th on the basis of TSR performance at 31 December 2002.

In determining the conditional awards to be made for 2002 the shares were valued at their average share price during the preceding calendar year, and the price used to determine the number of shares conditionally awarded in 2002 was 818.7 pence (2001 – 975.6 pence).

The table below shows the outstanding awards made under the Restricted Share Plan:

	Rights granted under the Restricted Share Plan								Rights granted upon vesting in 2002

	Conditional share awards outstanding at 1 Jan 2002		Conditional award in 2002	Market price of 2002 award on date of grant (pence)	Rights (options) granted upon vesting in 2002	Conditional share awards outstanding at 31 Dec 2002		Date of end of performance period	Rights (options) granted upon vesting in 2002	Date of grant of rights	Market price at original date of award (pence)	Market price at date of vesting (pence)

Keith Bedell-Pearce	28,664				6,450	–	[1]	31 Dec 01	6,450	15 Mar 02	763	719.5
	28,209	[2]				–		31 Mar 02

	56,873				6,450				6,450

Jonathan Bloomer	36,308				8,170	–	[1]	31 Dec 01	8,170	15 Mar 02	763	719.5
	63,470					63,470	[3]	31 Dec 02
	135,301					135,301		31 Dec 03
			177,110	714		177,110		31 Dec 04

	235,079		177,110		8,170	375,881			8,170

Philip Broadley	18,806					18,806	[3]	31 Dec 02
	57,401					57,401		31 Dec 03
			85,990	714		85,990		31 Dec 04

	76,207		85,990			162,197

Clark Manning	0		107,086	714		107,086		31 Dec 04

Michael McLintock	13,019					13,019	[3]	31 Dec 02
	25,420					25,420		31 Dec 03
			30,292	714		30,292		31 Dec 04

	38,439		30,292			68,731

Mark Tucker	28,664				6,450	–	[1]	31 Dec 01	6,450	15 Mar 02	763	719.5
	31,247					31,247	[3]	31 Dec 02
	65,601					65,601		31 Dec 03
			78,173	714		78,173		31 Dec 04

	125,512		78,173		6,450	175,021			6,450

Mark Wood	0		87,944	714		87,944		31 Dec 04

Notes
1.  Balance of conditional shares lapsed.

2.  28,209 shares lapsed on Keith Bedell-Pearce’s retirement.

3.  Lapsed as performance conditions were not met.

Prudential plc Annual Review and Summary Financial Statement 2002 37

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Remuneration Report continued
for year ended 31 December 2002

Rights granted under the Restricted Share Plan upon vesting prior to 31 December 2001 and not yet exercised are shown in the following table:

	RSP rights outstanding at 1 Jan 2002	RSP rights outstanding at 31 Dec 2002	Price paid for award	Exercise price (pence)	Market price at 31 Dec 2002 (pence)	Earliest exercise date	Latest exercise date

Jonathan Bloomer	56,859	56,859	–	Nil	439	17 Mar 00	17 Mar 07
	38,581	38,581	–	Nil	439	2 Apr 01	2 Apr 08

	95,440	95,440

Other Long-term Incentive Plans
Details of cash awards under other long-term incentive schemes are set out below.

Clark Manning
Prior to 2002, Clark Manning participated in the JNL cash long-term incentive plan that provided phantom share awards and phantom options. His 1998 and 1999 cash long-term incentive plans had four-year performance periods ending 31 December 2001 and 31 December 2002 respectively. The payouts in both cases depended on Jackson National Life’s US GAAP net income in the final year and resulted in no payment from either plan.

Michael McLintock
Michael McLintock’s 2000 cash long-term incentive plan has a three-year performance period and has the same performance conditions described in the section on long-term incentive plans on page 34. The phantom share price at the beginning of the performance period was £1 and as a result of M&G’s profit growth and fund performance of M&G over the three years, the phantom share price at the end was £1.36. This resulted in a payment from the phantom share award of £306,000.

Mark Tucker
Mark Tucker’s 1999 and 2000 cash long-term incentive plans had the same performance conditions as described in the section on long-term incentive plans on page 34. The compound growth rate of the Asia operations was 51.1 per cent per annum for the 1999 plan and 54.3 per cent per annum for the 2000 plan which results in a maximum payment in both cases.

Mark Wood
Mark Wood’s cash long-term incentive awards since joining in 2001 are included in the table.

	Face value of conditional awards outstanding at 1 Jan 2002 £000	Conditionally awarded in 2002 £000	Payments made in 2002 £000	Conditional awards outstanding at 31 Dec 2002 £000	Date of end of performance period

Clark Manning
Phantom JNL options	200		Nil	–	31 Dec 01
Phantom JNL shares	100		Nil	–	31 Dec 01
Phantom JNL options	266			266	31 Dec 02
Phantom JNL shares	133			133	31 Dec 02
Phantom JNL options	532			532	31 Dec 03
Phantom JNL shares	266			266	31 Dec 03
Phantom JNL options	798			798	31 Dec 04
Phantom JNL shares	399			399	31 Dec 04
Business cash LTIP		1,725		1,725	31 Dec 04

Michael McLintock
Phantom M&G options	368			368	31 Dec 02
Phantom M&G shares	225			225	31 Dec 02
Phantom M&G options	368			368	31 Dec 03
Phantom M&G shares	225			225	31 Dec 03
Phantom M&G options		368		368	31 Dec 04
Phantom M&G shares		225		225	31 Dec 04

Mark Tucker
Business cash LTIP	495		495	–	31 Dec 01
Business cash LTIP	540			540	31 Dec 02
Business cash LTIP	600			600	31 Dec 03
Business cash LTIP		600		600	31 Dec 04

Mark Wood
Business cash LTIP	450			450	31 Dec 03
Business cash LTIP		450		450	31 Dec 04

38  Prudential plc Annual Review and Summary Financial Statement 2002

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Other Share Awards
Under the Company’s previous short-term deferred bonus plan, known as the Share Participation Plan (SPP) there are deferred share awards held in trust for five years, which are shown in the table below.

The table below also includes the share awards that have been deferred from annual incentive plan payouts the value of which is included in the bonus figures in the Directors’ Remuneration table. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group’s annual financial results for the relevant year. For the 2001 awards the average share price was 657 pence.

In order to secure the appointment of Mark Wood, on joining Prudential he was allocated Prudential plc share awards for no consideration that will be released provided he remains in employment with the Company until the release date.

	Shares awarded							Shares released in 2002

	Conditional share awards outstanding at 1 Jan 2002	Conditionally awarded in 2002		Scrip dividends accumulated	Shares released in 2002	Conditional share awards outstanding at 31 Dec 2002	Date of end of restricted period	Shares released in 2002	Date of release	Market price at original date of award (pence)	Market price at date of vesting (pence)

Jonathan Bloomer
SPP awards	12,829				12,829	–	17 Apr 02	12,829	24 Apr 02	568.5	755
	5,935					5,935	21 Apr 03
	6,409					6,409	4 May 04

Mark Tucker
Deferred 2001
annual incentive
award		18,265	[1]	831		19,096	31 Dec 04

Mark Wood
Awards on
appointment	71,569				71,569	–	31 Jul 02	71,569	31 Jul 02	861	491.5
	15,080					15,080	31 Jul 03
	31,672					31,672	31 Dec 03
Deferred 2001
annual incentive
award		6,046	[1]	275		6,321	31 Dec 04

Note
1.  The value of deferred share awards from annual incentive plans is included in the bonus figure in the Directors’ Remuneration table.

Directors’ Shareholdings
The current shareholding policy is that as a condition of serving, all executive and non-executive directors have been required to hold 2,500 shares in the Company. These shares must be acquired within two months of appointment to the Board if the director does not own that number upon appointment. As stated on page 35, non-executive directors have also used a proportion of their fees to purchase additional shares in the Company on a quarterly basis.

The interests of directors in shares of the Company are shown below. These interests include shares awarded under the Share Participation Plan and the share awards made to Mark Wood on appointment (described above). In addition, interests include rights granted under the 1997, 1998 and 1999 Restricted Share Plan where the executive has yet to exercise his right to receive shares. Awards that remain conditional under the Restricted Share Plan are excluded.

The interests of directors in shares of the Company are shown below, including changes between 31 December 2002 and 14 March 2003. All interests are beneficial except 6,175 shares in respect of Sandy Stewart.

	1 Jan 2002	*	31 Dec 2002	14 Mar 2003

Sir David Barnes	4,778		7,081
Bart Becht	0		12,297
Jonathan Bloomer	152,623		176,493	366,493
Philip Broadley	10,381		9,268	10,868
Ann Burdus	3,844		6,719
David Clementi	6,742		6,742	10,742
Clark Manning	2,500		12,500	22,500
Michael McLintock	3,884		43,194
Roberto Mendoza	3,444		45,933	95,933
Rob Rowley	3,680		26,677
Sandy Stewart	13,533		14,722
Mark Tucker	174,150		222,708	280,576	†
Mark Wood	120,900		132,354

* Or date of appointment if later.

† Mark Tucker was awarded 57,868 deferred shares under the annual incentive plan for 2002 (included in the Directors’ Remuneration table on page 36).

Prudential plc Annual Review and Summary Financial Statement 2002 39

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Remuneration Report continued
for year ended 31 December 2002

The interests of directors in shares of the Company’s listed subsidiary, Egg plc, are shown below, including changes between 31 December 2002 and 14 March 2003.

	1 Jan 2002	31 Dec 2002	14 Mar 2003

Jonathan Bloomer	470	9,092
Philip Broadley	470	2,610
Roberto Mendoza	200,000	225,000	250,000
Rob Rowley	940	940

Directors’ Share Options
The Restricted Share Plan replaced the Executive Share Option Scheme (ESOS) in 1995 as the Group’s primary long-term incentive plan. Some outstanding options under ESOS remain unexercised and are set out below together with options under the Savings-Related Share Option (SAYE) Scheme. The Savings-Related Share Option Scheme is open to all UK and certain overseas employees. Options under this Scheme up to Inland Revenue limits are granted at a 20 per cent discount and cannot normally be exercised until a minimum of three years has elapsed. No payment has been made for the grant of any options. The price to be paid for exercise of these options is shown in the table below. No variations to any outstanding options have been made.

	Options outstanding at 1 Jan 2002		Exercised in 2002	Market price on exercise date (pence)	Options forfeit in 2002	Options outstanding at 31 Dec 2002		Market price at 31 Dec 2002 (pence)	Exercise price (pence)	Earliest exercise date	Latest exercise date

Jonathan Bloomer	196,750					196,750		439	315	26 Apr 98	26 Apr 05
	226,750					226,750		439	315	26 Apr 00	26 Apr 05
	7,677	*	7,677	651.5		–		–	254	1 Jun 02	30 Nov 02
	2,247	*				2,247	*	439	751	1 Jun 05	30 Nov 05

	433,424		7,677			425,747

Philip Broadley	1,327	*				1,327	*	439	730	1 Dec 03	31 May 04

Michael McLintock	4,538	*				4,538	*	439	380	25 Mar 03	24 Sept 03

Mark Tucker	2,172	*				2,172	*	439	359	1 Dec 03	31 May 04
	1,348	*				1,348	*	439	751	1 Jun 05	30 Nov 05
	1,041	*				1,041	*	439	648	1 Dec 06	31 May 07

	4,561					4,561

Mark Wood	2,835	*				2,835	*	439	648	1 Dec 08	31 May 09

* Savings-Related Share Option Scheme.

Notes
1.  No options were granted in 2002.

2.  No price was paid for the award of any option.

3.  The highest and lowest share prices during 2002 were 824 pence and 333 pence respectively.

40 Prudential plc Annual Review and Summary Financial Statement 2002

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Directors’ Pensions and Life Assurance
It is the Company’s policy to offer executive directors the facility to save for retirement through efficient pension vehicles. Changes were introduced by the UK Government in 1989 which restrict the pension provision which can be made under Inland Revenue approved pension schemes for new entrants after 31 May 1989 to benefits on annual basic salary up to a threshold known as the earnings cap. The earnings cap for the 2002/2003 tax year is £97,200 per annum. For this reason UK executive directors employed since 1989 are offered a combination of Inland Revenue approved pension schemes and supplementary provision.

UK Inland Revenue Approved Pension Schemes
Executive directors are eligible for one of two Inland Revenue approved pension schemes on the same basis as other employees.

The Prudential Staff Pension Scheme (PSPS) is a non-contributory defined benefit scheme, which provides a pension of 1/60th of Final Pensionable Earnings for each year of service on retirement at age 60 with an option to commute pension for a tax free cash sum. The scheme also provides on death in service, a lump sum of four times pensionable salary, a spouse’s pension of the greater of 25 per cent of pensionable salary or 54 per cent of prospective pension at 60, and children’s pensions of the greater of 8.33 per cent of pensionable salary or 18 per cent of prospective pension at 60 in accordance with the scheme rules. On death in retirement, a spouse’s pension of 50 per cent of the pension available at retirement before commutation is payable and a lump sum is also payable if death occurs in the first five years of retirement. Some of the pension payable is guaranteed to increase in line with the Retail Prices Index capped at five per cent, but in recent years all pensions in payment have been increased fully in line with the Retail Prices Index.

Mark Tucker, having commenced employment before 1989, is eligible for benefits from PSPS on all basic salary. Philip Broadley and Mark Wood are eligible for benefits from PSPS on basic salary up to the earnings cap. Jonathan Bloomer only receives a lump sum death benefit of four times basic salary up to the earnings cap from PSPS.

The M&G Group Pension Scheme (MGGPS) is a contributory defined benefit scheme that provides a target pension of 2/3rds of Final Pensionable Earnings on retirement at age 60 for an employee with 30 years or more potential service. The MGGPS also has an option to commute pension for a tax free cash sum. The scheme provides on death in service, a lump sum of four times pensionable salary and a spouse’s pension of 50 per cent of prospective pension at 60. On death in retirement, a spouse’s pension of 50 per cent of the pension available at retirement before commutation is payable and a lump sum is also payable if death occurs in the first five years of retirement. Some of the pension payable is guaranteed to increase in line with the Retail Prices Index capped at five per cent, but in recent years all pensions have been increased fully in line with the Retail Prices Index. Members currently contribute 2.4 per cent of basic salary towards the cost of the benefits.

Michael McLintock is eligible for benefits under MGGPS on basic salary up to the earnings cap.

US Directors
Clark Manning participates in the JNL Defined Contribution Retirement Plan which is a US tax qualified defined contribution plan (a 401k plan) under which the total Company contribution for 2002 was £13,973.

Supplementary Arrangements
David Clementi is provided with a salary supplement, part of which is a contribution to a personal pension, and life assurance provision of four times his annual fees under the Prudential Supplementary Life Assurance Scheme (PSLAS). The premiums paid by the Company to this scheme are a taxable benefit.

Jonathan Bloomer, Philip Broadley, Michael McLintock and Mark Wood are entitled to taxable salary supplements calculated on a formula based on their basic salary not covered for pension benefits under a UK Inland Revenue approved scheme.

These directors may elect to have this salary supplement paid directly to them or to a Funded Unapproved Retirement Benefit Scheme (FURBS) established in their name. In either case it is a taxable emolument.

In addition, these directors are eligible for death benefits broadly equivalent to the PSPS death benefits (both the lump sum and the capitalised value of spouse’s and children’s pensions) on that part of their basic salary not covered by the Inland Revenue approved scheme under the Prudential Supplementary Life Assurance Scheme (PSLAS). The premiums paid by the Company to this scheme are a taxable benefit.

Clark Manning is provided with life assurance cover of two times basic salary.

Prudential plc Annual Review and Summary Financial Statement 2002 41

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Remuneration Report continued
for year ended 31 December 2002

Details of directors’ pension entitlements under Inland Revenue approved defined benefit schemes and the pre-tax amount of any salary supplements and/or contributions to FURBS paid by the Company are set out below:

	Age at 31 Dec 2002	Years of pensionable service at 31 Dec 2002	Accrued benefit at 31 Dec 2002 £000	Additional pension earned during year ended 31 Dec 2002		Transfer value of accrued benefit at 31 December		Amount of (B-A) less contributions made by directors during 2002 £000	Pre-tax salary supplements and contributions to FURBS or other pension arrangements[2] £000

				£000	£000*	2002 B £000	2001 A £000

David Clementi	53	–	–	–	–	–	–	–	9
Jonathan Bloomer	48	–	–	–	–	–	–	–	218
Philip Broadley	41	2	4	2	2	28	21	7	98
Clark Manning	44	–	–	–	–	–	–	–	14
Michael McLintock	41	10	22	3	2	124	146	(29)	66
Mark Tucker	45	17	133	7	5	1,027	1,225	(198)	–
Mark Wood	49	1	3	2	2	22	10	12	120

*Excluding inflation
Notes
1.	The transfer value equivalent has been calculated in accordance with Actuarial Guidance Note GN11.
2.	As described under Supplementary Arrangements.

No enhancements to the retirement benefits paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners have been made during the year.

Total contributions to directors’ pension schemes, including payments by the Company to PSPS, MGGPS and PSLAS were £760,000 (2001 £575,000).

Signed on behalf of the Board of directors

42 Prudential plc Annual Review and Summary Financial Statement 2002

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Summary Directors’ Report

Principal Activity and Business Review
Prudential plc is the Group holding company and the principal activity of its subsidiary undertakings is the provision of financial services in Europe, the US and Asia. The Group’s business and likely future developments are reviewed in the Chairman’s Statement on pages 2 and 3, the Group Chief Executive’s Review on pages 4 and 5, the Business Review on pages 6 to 13 and the Financial Review on pages 14 to 25.

Dividends
The directors have declared a final dividend for 2002 of 17.1 pence per share payable on 28 May 2003 to shareholders on the register at the close of business on 21 March 2003. The dividend for the year, including the interim dividend of 8.9 pence per share paid in 2002, amounts to 26.0 pence per share compared with 25.4 pence per share for 2001. The total cost of dividends for 2002 was £519 million.

Directors
The present directors are shown on pages 28 and 29. Clark Manning and Bart Becht were appointed as directors on 2 January 2002 and 9 May 2002 respectively. In accordance with the Articles of Association Bart Becht will retire and offer himself for election at the Annual General Meeting. Sir Roger Hurn resigned as Chairman on 30 November 2002. David Clementi was appointed as Chairman on 1 December 2002 and in accordance with the Articles of Association he will retire and offer himself for election at the Annual General Meeting. Michael McLintock, Sandy Stewart and Roberto Mendoza will retire by rotation at the Annual General Meeting and offer themselves for re-election. Details of directors’ interests in the share capital of the Company and its listed subsidiary, Egg plc, are set out in the Remuneration Report on pages 39 and 40.

Summary Financial Statement

This Summary Financial Statement is only a summary of the information contained in the Group’s 2002 Annual Report and does not contain sufficient information to allow as full an understanding of the results of the Group and state of affairs of the Company or of the Group as is provided by the Group’s 2002 Annual Report. Any shareholder requiring more detailed information has the right to obtain, free of charge, a copy of the Group’s 2002 Annual Report by contacting Lloyds TSB Registrars, or via the Company’s website at www.prudential.co.uk Any shareholder wishing to receive a copy of the Group’s Annual Report in place of a Summary Financial Statement for all future years may do so by contacting Lloyds TSB Registrars, in writing at the address found on page 52.

Auditors’ Report
The auditors’ report on the Group’s 2002 Annual Report for the year ended 31 December 2002 was unqualified and did not include a statement under Section 237(2) (inadequate accounting records or returns not agreeing with records and returns) or Section 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

The Summary Financial Statement on pages 47 to 50 and the summary achieved profits basis supplementary information on pages 45 and 46 were approved by the Board of directors on 21 March 2003 and signed on its behalf by David Clementi, Jonathan Bloomer and Philip Broadley.

Prudential plc Annual Review and Summary Financial Statement 2002 43

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Independent Auditors’ Statements

Statement of the Independent Auditors to the Members of Prudential plc pursuant to Section 251 of the Companies Act 1985
We have examined the Summary Financial Statement set out on pages 47 to 50. This statement is made solely to the Company’s members, as a body, in accordance with Section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our work, for this statement, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors
The directors are responsible for preparing the Annual Review and Summary Financial Statement (Summarised Annual Report) in accordance with applicable United Kingdom law.

Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement set out on pages 47 to 50 of the Summarised Annual Report with the full annual accounts, Directors’ Report and Directors’ Remuneration Report and on its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the Summary Financial Statement.

Basis of Opinion
We conducted our work having regard to Bulletin 1999/6 ‘The auditor’s statement on the Summary Financial Statement’ issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group’s full accounts describes the basis of our audit opinion on those accounts.

Opinion
In our opinion the Summary Financial Statement set out on pages 47 to 50 is consistent with the full annual accounts, Directors’ Report and Directors’ Remuneration Report of Prudential plc for the year ended 31 December 2002 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

Statement of the Independent Auditors to Prudential plc
We have examined the summary achieved profits basis supplementary information set out on pages 45 and 46. This statement is made solely to the Company in accordance with our terms of engagement. Our work has been undertaken so that we might state to the Company those matters we have been engaged to state in this statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our work, for this statement, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors
The directors are responsible for preparing the summary achieved profits basis supplementary information within the Summarised Annual Report as if in accordance with applicable United Kingdom law. Our responsibility is to report to the Company our opinion on the consistency of that summary achieved profits basis supplementary information with the full achieved profits basis supplementary information set out in the Group’s Annual Report and prepared in accordance with the guidance issued in December 2001 by the Association of British Insurers entitled ‘Supplementary Reporting for long-term insurance business (the achieved profits method)’ and on its compliance with Section 251 of the Companies Act 1985 and the regulations made thereunder, as if those requirements were to apply.

We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the summary achieved profits basis supplementary information.

Basis of Opinion
We conducted our work having regard to Bulletin 1999/6 ‘The auditor’s statement on the Summary Financial Statement’ issued by the Auditing Practices Board for use in the United Kingdom. Our report on the full achieved profits basis supplementary information in the Group’s Annual Report describes the basis of our audit opinion on that supplementary information.

Opinion
In our opinion the summary achieved profits basis supplementary information set out on pages 45 and 46 is consistent with the full achieved profits basis supplementary information in the Group’s Annual Report for the year ended 31 December 2002 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder, as if those requirements were to apply.

44 Prudential plc Annual Review and Summary Financial Statement 2002

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Achieved Profits Basis – Summary Results and Balance Sheet
year ended 31 December 2002
Summary Consolidated Profit and Loss Account	2002		2001
	£m		£m

Operating profit from continuing operations	1,133		1,114
Discontinued UK general business operations	–		72

Operating profit before amortisation of goodwill*	1,133		1,186
Amortisation of goodwill	(98)		(95)
Short-term fluctuations in investment returns	(1,406)		(1,402)
Effect of change in economic assumptions	(467)		(482)
Merger break fee (net of related expenses)	–		338
Profit on sale of UK general business operations	355		–

Loss on ordinary activities before tax	(483)		(455)
Tax	329		213

Loss for the year before minority interests	(154)		(242)
Minority interests	9		25

Loss for the year after minority interests	(145)		(217)
Dividends	(519)		(504)

Retained loss for the year	(664)		(721)

Earnings per share based on operating profit	42.8	p	41.9	p
Earnings per share based on loss for the year	(7.3	)p	(11.0	)p
Average number of shares	1,988	m	1,978	m
Dividend per share	26.0	p	25.4	p

Movement in Consolidated Shareholders’ Capital and Reserves	2002		2001
	£m		£m

Loss for the year after minority interests	(145)		(217)
Exchange movements	(330)		53
New share capital subscribed	40		42
Dividends	(519)		(504)

Net decrease in shareholders’ capital and reserves	(954)		(626)
Shareholders’ capital and reserves at beginning of year	8,150		8,776

Shareholders’ capital and reserves at end of year	7,196		8,150

Summary Consolidated Balance Sheet	2002		2001
	£m		£m

Total assets less liabilities, excluding insurance funds	126,325		133,365
Less insurance funds
Technical provisions, net of reinsurers’ share	114,994		116,213
Fund for future appropriations	7,663		13,202
Less shareholders’ accrued interest in the long-term business	(3,528)		(4,200)

	119,129		125,215

Achieved profits basis net assets	7,196		8,150

Share capital	100		100
Share premium	550		533
Statutory basis retained profit	3,018		3,317
Additional achieved profits basis retained profit	3,528		4,200

Achieved profits basis capital and reserves	7,196		8,150

*Operating profit includes investment returns at the expected long-term rate of return but excludes amortisation of goodwill and the profit on sale of UK general business operations. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities includes these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this Summary Financial Statement.

Prudential plc Annual Review and Summary Financial Statement 2002 45

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Achieved Profits Basis – Operating Profit Before Amortisation of Goodwill
year ended 31 December 2002
Results Analysis by Business Area	2002	2001
	£m	£m

UK Operations
New business	222	243
Business in force	304	377

Long-term business	526	620
M&G	71	75
Egg	(20)	(88)

Total	577	607

US Operations
New business	234	167
Business in force	17	136

Long-term business	251	303
Broker dealer and fund management	14	16

Total	265	319

Prudential Asia
New business	307	255
Business in force	209	160

Long-term business	516	415
Development expenses	(26)	(19)

Total	490	396

Prudential Europe
New business	11	8
Business in force	3	0

Long-term business	14	8
Development expenses	(8)	(29)

Total	6	(21)

Other income and expenditure
Investment return and other income	3	51
Interest payable on core structural borrowings	(130)	(118)
Corporate expenditure:
Group Head Office	(36)	(39)
Asia Regional Head Office	(26)	(24)

Total	(189)	(130)

	1,149	1,171
UK re-engineering costs*	(16)	(57)

Operating profit from continuing operations before amortisation of goodwill	1,133	1,114

Analysed as profits (losses) from:
New business	774	673
Business in force	533	673

Long-term business	1,307	1,346
Prudential Asia and Europe development expenses	(34)	(48)
Other operating results	(124)	(127)
UK re-engineering costs*	(16)	(57)

Total	1,133	1,114

*Comprising £14m (£41m) recognised on the statutory basis and £2m (£16m) for the shareholders’ share of costs borne by the main with-profits fund attributed to shareholders on the achieved profits basis.

46 Prudential plc Annual Review and Summary Financial Statement 2002

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Insurance New Business Premiums and Investment Product Contributions
year ended 31 December 2002

	Single		Regular		Annual premium equivalents

Insurance Premiums	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m

UK Insurance Operations
Direct distribution
Individual pensions	15	14	11	15	12	16
Corporate pensions	660	469	114	131	180	178
Life	59	71	4	4	10	11
Individual annuities	895	663	–	–	90	66
Department of Social Security rebate business	215	185	–	–	22	19

Total	1,844	1,402	129	150	314	290

Intermediated distribution
Individual pensions	85	219	34	68	42	90
Corporate pensions	77	82	14	19	22	27
Life	2,190	2,297	18	27	237	257
Individual annuities	860	597	–	–	86	60
Bulk annuities	710	575	–	–	71	57
Department of Social Security rebate business	90	64	–	–	9	6

Total	4,012	3,834	66	114	467	497

Closed direct sales force distribution	–	167	–	18	–	35

Total UK Insurance Operations	5,856	5,403	195	282	781	822

US Operations
Fixed annuities	2,708	1,899	–	–	271	190
Equity linked indexed annuities	254	271	–	–	25	27
Variable annuities	1,363	768	–	–	136	77
Guaranteed Investment Contracts	292	170	–	–	29	17
GIC – Medium Term Notes	1,118	1,504	–	–	112	150
Life	–	–	22	22	22	22

Total	5,735	4,612	22	22	595	483

Prudential Asia	479	650	465	369	513	434

Prudential Europe	42	58	25	20	29	26

Group total	12,112	10,723	707	693	1,918	1,765

Annual premium equivalents are calculated as the aggregate of regular new business premiums and one tenth of single new business premiums.

Single new business insurance premiums include increments under existing group pension schemes and pensions vested into annuity contracts (at the annuity purchase price). Regular new business premiums are determined on an annualised basis.

Investment Products – Funds Under Management (FUM)

	FUM 1 Jan 2002 £m	Gross inflows £m	Redemptions £m	Acquisitions £m	Market and other movements £m	FUM 31 Dec 2002 £m

UK Operations	10,328	1,157	(899)	–	(1,997)	8,589
Prudential Asia	3,296	13,661	(12,558)	1,110	(277)	5,232

Group total	13,624	14,818	(13,457)	1,110	(2,274)	13,821

Prudential plc Annual Review and Summary Financial Statement 2002 47

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Statutory Basis – Summary Consolidated Profit and Loss Account
year ended 31 December 2002

Gross Premiums Written	2002 £m		2001 £m

Long-term business	16,669		15,196
Investment products	14,818		10,067
Discontinued general business	329		390

Total	31,816		25,653

Profit and Loss Account	2002 £m		2001 £m

Balance on the general business technical account	–		72
Balance on the long-term business technical account before tax	556		677

Profit on insurance activities	556		749

Other activities
Investment income and gains	66		37
Investment return allocated to the technical accounts	(207)		(422)
Investment expenses and charges	(191)		(162)
UK investment management and products results	71		75
US broker dealer and fund management results	14		16
Merger break fee (net of related expenses)	–		338
Profit on sale of UK general business operations	355		–
Corporate expenditure	(62)		(63)
UK banking business result	(20)		(88)
Amortisation of goodwill	(98)		(95)

Loss on other activities	(72)		(364)

Profit on ordinary activities before tax	484		385
Tax on profit on ordinary activities	(44)		(21)

Profit for the year before minority interests	440		364
Minority interests	9		25

Profit for the year after minority interests	449		389

Dividends:
Interim at 8.9p (8.7p) per share	(178)		(172)
Final at 17.1p (16.7p) per share	(341)		(332)

Total dividends	(519)		(504)

Retained loss for the year	(70)		(115)

Earnings per share based on operating profit	15.8	p	23.3	p
Earnings per share based on profit for the year	22.6	p	19.7	p
Dividend per share	26.0	p	25.4	p

Movement in Shareholders’ Capital and Reserves	2002 £m		2001 £m

Profit for the year after minority interests	449		389
Exchange movements	(252)		52
New share capital subscribed	40		42
Dividends	(519)		(504)

Net decrease in shareholders’ capital and reserves	(282)		(21)
Shareholders’ capital and reserves at beginning of year	3,950		3,971

Shareholders’ capital and reserves at end of year	3,668		3,950

The total emoluments of the directors were £6,153,000 (£5,737,000).

48 Prudential plc Annual Review and Summary Financial Statement 2002

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Statutory Basis – Operating Profit Before Amortisation of Goodwill
year ended 31 December 2002

Results Analysis by Business Area	2002 £m	2001 £m

UK Insurance Operations	368	435
M&G	71	75
Egg	(20)	(88)

Total UK Operations	419	422
US Operations	153	298
Prudential Asia	88	44
Prudential Europe	9	5
Asia and Europe development expenses	(34)	(48)
Other income and expenditure	(189)	(130)
UK re-engineering costs	(14)	(41)

Operating profit from continuing operations before amortisation of goodwill	432	550

Reconciliation of Operating Profit Before Amortisation of Goodwill to Profit on Ordinary Activities	2002 £m	2001 £m

Continuing operations	432	550
Discontinued UK general business operations	–	72

Operating profit before amortisation of goodwill based on long-term investment returns	432	622
Amortisation of goodwill	(98)	(95)
Short-term fluctuations in investment returns	(205)	(480)
Merger break fee (net of related expenses)	–	338
Profit on sale of UK general business operations	355	–

Profit on ordinary activities before tax	484	385

Analysis of Borrowings	2002 £m	2001 £m

Net core structural borrowings of shareholder financed operations	2,226	2,133
Add back holding company cash and short-term investments	226	19

Core structural borrowings of shareholder financed operations	2,452	2,152
Commercial paper and other borrowings to support short-term fixed income securities
reinvestment programme	1,241	1,330
Non-recourse borrowings of investment subsidiaries managed by PPM America	365	530
Egg debenture loans	202	124
Debenture loan of operations financed by with-profit operations	100	100
Obligations of Jackson National Life under sale and repurchase agreements	0	577
Other borrowings	13	26

Total borrowings	4,373	4,839

Recorded in the statutory basis summary consolidated balance sheet on page 50 as:
Debenture loans	2,293	2,244
Other borrowings	2,080	2,595

	4,373	4,839

Prudential plc Annual Review and Summary Financial Statement 2002 49

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Statutory Basis – Summary Consolidated Balance Sheet
31 December 2002

Assets	2002 £m	2001 £m

Intangible assets – goodwill	1,604	1,687
Investments:
Land and buildings	10,766	10,487
Equities	30,007	40,948
Fixed income securities	63,200	59,181
Deposits with credit institutions	5,840	4,176
Other investments (principally mortgages and loans)	5,325	5,110

	115,138	119,902
Assets held to cover linked liabilities	15,763	17,453
Reinsurers’ share of technical provisions	1,243	1,303
Debtors	866	978
Banking business assets	11,502	8,972
Other assets	1,576	2,002
Prepayments and accrued income	4,469	4,472

Total assets	152,161	156,769

Liabilities	2002 £m	2001 £m

Capital and reserves:
Share capital	100	100
Share premium	550	533
Statutory basis retained profit	3,018	3,317

Shareholders’ capital and reserves	3,668	3,950
Minority interests	108	118
Fund for future appropriations	7,663	13,202
Technical provisions	100,230	99,733
Technical provisions for linked liabilities	16,007	17,783
Provision for other risks and charges – deferred tax	696	2,005
Debenture loans	2,293	2,244
Other borrowings	2,080	2,595
Obligations of Jackson National Life under funding and stocklending arrangements	5,098	3,703
Banking business liabilities	10,784	8,333
Other creditors	3,534	3,103

Total liabilities	152,161	156,769

The financial statements on pages 45 to 50 were approved by the Board of directors on 21 March 2003.

50 Prudential plc Annual Review and Summary Financial Statement 2002

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Basis of Financial Reporting

The Group’s primary financial statements are prepared using the Modified Statutory Basis (MSB) of reporting. These statements are set out on pages 47 to 50 and are prepared in compliance with Companies Act requirements and the Statement of Recommended Practice issued by the Association of British Insurers in December 1998. The MSB method of accounting is based on solvency reporting methods and is not designed to indicate the value of long-term insurance business.

In order to provide value based financial results, Prudential, together with other listed UK life insurers, publishes supplementary information on the achieved profits basis. This information is set out on pages 45 and 46.

The achieved profits basis of financial reporting is based on conventional accounting principles and recognises profit as it accrues over the life of an insurance contract. Although total profit from each contract calculated under this method is the same as under the modified statutory basis of reporting used for the main accounts, the timing of profit recognition is advanced.

The achieved profits basis can be illustrated by considering an individual contract. Using prudent best estimate assumptions of the main elements of future income and expenditure – investment return, claims, lapses, surrenders and administration expenses – the total profit expected to be earned from the contract can be estimated at the time of its sale. The total profit expected to be earned is then allocated to individual financial years by application of a discount rate, which allows for both the time value of money and the risk associated with the future shareholder cash flows.

Provided that the actual outcome is in line with the original assumptions, profits will be earned in each accounting period as the discount rate unwinds. The balance of profit not allocated to future years is recognised in the year of sale and is known as the profit from new business. The unwind of the discount rate and variances between actual and assumed experience during the remainder of the contract period produce the profit on business in force.

The additional profit recognised at an earlier stage under the achieved profits method is retained within the long-term funds and is known as the shareholders’ accrued interest in the long-term business.

The achieved profits basis is designed to report profit which reflects business performance during the year under review, particularly new business sales and fluctuations between actual and assumed experience.

The use of the achieved profits basis does not affect either the cash surpluses which are released to shareholders’ funds from the long-term funds, which continue to be determined by the directors following statutory actuarial valuations of the funds, or amounts available for dividend payments to shareholders.

The additional profit recognised using the achieved profits basis is represented by the shareholders’ accrued interest in the long-term business and, when combined with shareholders’ funds reported on the statutory basis, provides an improved measure of total shareholders’ funds of the Group.

Prudential plc Annual Review and Summary Financial Statement 2002 51

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Shareholder Information

Financial Calendar

Annual General Meeting	8 May 2003

Payment of 2002 final dividend	28 May 2003

Announcement of 2003 interim results	29 July 2003

Payment of 2003 interim dividend	27 November 2003

Analysis of Registered Shareholder Accounts
31 December 2002

Size of shareholding			Number of shareholder accounts	%	Number of shares	%

Over 10,000,000			36	0.04	810,066,210	40.47
1,000,001	–	10,000,000	236	0.27	678,689,943	33.91
500,001	–	1,000,000	189	0.22	133,360,619	6.66
100,001	–	500,000	687	0.80	151,483,069	7.57
10,001	–	100,000	3,758	4.35	100,000,889	5.00
5,001	–	10,000	4,971	5.75	34,952,641	1.74
1,001	–	5,000	32,004	37.04	71,444,470	3.57
1	–	1,000	44,519	51.53	21,664,507	1.08

Total			86,400	100.00	2,001,662,348	100.00

Shareholder Enquiries
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Tel: 0870 6000190
Fax: 0870 6003980
Textel: 0870 6003950 (for hard of hearing)

Sharedealing Facilities
Stockbrokers Cazenove & Co. offer a postal sharedealing service to Prudential shareholders at competitive commission rates.
For details telephone 020 7606 1768 or write to 12 Tokenhouse Yard, London EC2R 7AN.

American Depositary Receipts (ADRs)
The Company’s ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares.

All enquiries regarding ADR holder accounts should be directed to J P Morgan, the authorised depositary bank, at J P Morgan Service Center, PO Box 43013, Providence, RI 02940-3013, USA, or telephone 00 1 781 575 4328.

Form 20-F
The Company is subject to the reporting requirements of the Securities and Exchange Commission (SEC) in the USA as such requirements apply to foreign companies and files with the SEC its Form 20-F. Copies of Form 20-F can be found on the Company’s website at www.prudential.co.uk or on the SEC's website at www.sec.gov

52 Prudential plc Annual Review and Summary Financial Statement 2002

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How to Contact Us

Prudential plc	Egg plc
Laurence Pountney Hill	1 Waterhouse Square
London EC4R 0HH	138–142 Holborn
Tel: 020 7220 7588	London EC1N 2NA
www.prudential.co.uk	Tel: 020 7526 2500
Fax: 020 7526 2665
David Clementi	www.egg.com
Chairman
Paul Gratton
Jonathan Bloomer	Group Chief Executive
Group Chief Executive
Jackson National Life
Philip Broadley	1 Corporate Way
Group Finance Director	Lansing
Michigan 48951
Geraldine Davies	United States
Group Corporate Relations Director	Tel: 00 1 517 381 5500
www.jnl.com
Jane Kibbey
Group Human Resources Director	Clark Manning
President & Chief Executive Officer
Peter Maynard
Group Legal Services Director & Company Secretary	Prudential Corporation Asia
Suites 2910–14
Prudential UK & Europe Insurance Operations	Two Pacific Place
3 Sheldon Square	88 Queensway
London W2 6PR	Hong Kong
Tel: 020 7150 2000	Tel: 00 852 2918 6300
Fax: 020 7150 2100	Fax: 00 852 2525 7522
www.pru.co.uk	www.prudentialasia.com

Mark Wood	Mark Tucker
Chief Executive	Chief Executive

M&G	Analyst Enquiries
Laurence Pountney Hill	Tel: 020 7548 3537
London EC4R 0HH	Fax: 020 7548 3699
Tel: 020 7626 4588	E-mail: investor.relations@prudential.co.uk
www.mandg.co.uk
Rebecca Burrows
Michael McLintock	Director of Investor Relations
Chief Executive
Media Enquiries
Tel: 020 7548 3721

Prudential public limited company.
Incorporated and registered in England and Wales.

Registered office:
Laurence Pountney Hill, London EC4R 0HH.
Registered number 1397169

Prudential plc is a holding company, subsidiaries of which are regulated by the FSA.

The paper used in this report contains a minimum of 50% recycled fibre, with the balance from fully sustainable resources, and was bleached without using chlorine gas.

Photograph of Jonathan Bloomer on pages 4 and 28 has been supplied by NewsCast.

Designed and produced by CGI BrandSense.
Printed by Wace.

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Prudential plc
Registered office:

Laurence Pountney Hill
London EC4R 0HH
United Kingdom

www.prudential.co.uk